7/18

02042786

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Elektrim S.A.

*CURRENT ADDRESS

PROCESSED

AUG 01 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4605 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/23/02

APPENDIX 1

Elektrim

ELEKTRIM S.A.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000
PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING
STANDARDS TOGETHER WITH DISCLAIMER OF AUDITORS' REPORT

	Notes	For the year ended December 31, 2001	December 31, 2000
Net sales		**5,095**	**5,566**
Cost of sales	10	**(4,078)**	**(4,374)**
Gross margin		**1,017**	**1,192**
Operating expenses	10	**(353)**	**(1,883)**
Operating profit/(loss)		**664**	**(691)**
Non-operating items			
Interest and other financial income	11	894	672
Losses from associates		(106)	(2)
Interest and other financial expenses	12	(1,819)	(1,340)
Loss before taxation and minority interests		**(367)**	**(1,361)**
Taxation (charge)/benefit	13	**(38)**	**49**
Minority interests		39	122
Net loss for the period		**(366)**	**(1,190)**
Basic and diluted earnings per share (in Polish zloty)	39		
Weighted average common stock outstanding		83,770,297	81,255,299
Basic loss per share		(4.37)	(14.65)
Weighted average diluted common stock		111,817,657	112,365,575
Diluted loss per share		(4.37)	(14.65)

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
as of December 31, 2001 and December 31, 2000
(in million of PLN)

ASSETS	Notes	December 31, 2001	December 31, 2000
Current assets			
Cash and cash equivalents	33	987	374
Short-term investments	14	25	139
Trade and other receivables	15	1,564	1,375
Inventory	16	219	376
Deferred costs	24	19	185
Total current assets		**2,814**	**2,449**
Non – current assets			
Tangible fixed assets, net	17	2,329	5,296
Goodwill, net	18	1,603	3,608
Intangible fixed assets, net	19	14	1,858
Investment property	20	115	-
Investments	21	89	215
Investments in associates	22	223	129
Other non-current assets	23	308	352
Total non – current assets		**4,681**	**11,458**
Total assets		**7,495**	**13,907**

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	December 31, 2001	December 31, 2000
Current liabilities	25	**3,577**	**3,300**
Restructuring agreement	8	**807**	**839**
Non – current liabilities		**1,050**	**5,480**
Non-current interest bearing liabilities	26	29	4,432
Other non-current liabilities	26	28	77
Deferred tax liability	13	581	659
Provisions for liabilities and charges	27	412	312
Total liabilities		**5,434**	**9,619**
Minority interests	28	**1,338**	**3,207**
Shareholders' equity			
Common stock		84	84
Share premium		632	632
Convertible bonds equity portion		155	155
Hedge reserve		(25)	-
Translation differences		30	36
Retained earnings		(153)	174
Total shareholders' equity		**723**	**1,081**
Total liabilities and shareholders' equity		**7,495**	**13,907**

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
for the year ended December, 2001 and December 31, 2000
(in million of PLN)

	For the year ended	
	December 31, 2001	December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss for the period	**(366)**	**(1,190)**
Adjustments for:		
Minority interests	(39)	(122)
Net loss from investments accounted for on an equity basis	106	2
Depreciation and amortisation	735	921
(Release)/charge of provision for doubtful debts	25	129
(Release)/charge of provision for inventory	(2)	12
Other provisions and special funds	100	151
Unrealised foreign exchange (gains)/losses, net	(24)	(58)
(Gains)/loss on disposal of tangible and intangible fixed assets	(755)	(47)
Interest expense, net	520	750
Sale of short-term investments, net	54	101
Other	122	(73)
Operating cash flows before working capital changes	**476**	576
(Increase)/decrease in inventory	58	61
(Increase)/decrease in trade receivables, prepayments and deferred costs	612	570
Increase/(decrease) in trade payables and accruals	237	(307)
Cash generated from / (used in) operating activities	**1,383**	**900**
Interest paid	(528)	(634)
Interest received	10	17
Income tax charge/(credit)	38	(49)
Income tax paid	(54)	(195)
Other	(96)	-
Net cash generated from / (used in) operating activities	**753**	**39**
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchases of intangible fixed assets	(493)	(244)
Purchases of tangible fixed assets	(813)	(1,066)
Purchase of financial investments	(58)	(103)
Proceeds from sale of tangible and intangibles	35	37
Proceeds from sale of financial investments	1,385	1,044
Dividend received	-	5
Other	(214)	110
Net cash generated from / (used in) investing activities	**(158)**	(217)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from long-term borrowings	924	39
Repayments of long-term borrowings	(849)	(316)
Proceeds from debt issuance	1,034	582
Repayments of debt issuance	(535)	(728)
Proceeds from short-term borrowings and change in overdraft facility	886	1,560
Repayments of short-term borrowings and change in overdraft facility	(1,322)	(1,544)
Other	(120)	17
Net cash generated from / (used in) financing activities	**18**	**(390)**
Net increase/(decrease) in cash and cash equivalents	**613**	**(568)**
Cash and cash equivalents at beginning of period	**374**	**942**
Cash and cash equivalents at end of the period	**987**	**374**

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity
for the year ended December 31, 2001 and December 31, 2000
(in million of PLN)

	Common shares (see note 29)	Share premium	Convertible bonds equity portion	Translation differences	Hedge reserve	Retained earnings	Total shareholders' equity
January 1, 2000	**75**	**288**	**203**	**34**	**-**	**1,313**	**1,913**
Conversion of bonds	9	344	(48)	-	-	48	353
Currency translation adjustment	-	-	-	2	-	-	2
Net loss for the year ended December 31, 2000	-	-	-	-	-	(1,190)	(1,190)
December 31, 2000	**84**	**632**	**155**	**36**	**-**	**171**	**1,078**
Change in accounting policy (see Note 6m)	-	-	-	-	-	3	3
Restated January 1, 2001	**84**	**632**	**155**	**36**	**-**	**174**	**1,081**
Effect of adopting IAS 39 (see Note 2a)	-	-	-	-	-	(5)	(5)
Effect of adopting IAS 40 (see Note 2b)	-	-	-	-	-	44	44
Fair value losses on cash flow hedges	-	-	-	-	(25)	-	(25)
Currency translation adjustment	-	-	-	(6)	-	-	(6)
Net loss for the year ended December 31, 2001	-	-	-	-	-	(366)	(366)
December 31, 2001	**84**	**632**	**155**	**30**	**(25)**	**(153)**	**723**

The accompanying Notes are an integral part of these consolidated financial statements.

(in million of PLN)

1. Incorporation and principal activities

Elektrim S.A. the principal company of the capital group of Elektrim (further referred as "the Elektrim Group" or "the Group") was registered under Polish Law as a Joint Stock Company in the Regional Court in Warsaw, XVI Commercial Department on October 5, 1990. Elektrim was reregistered by XIX Commercial Division of the National Court Register, the District Court in Warsaw, on August 29, 2001. Elektrim S.A. is located in Warsaw, ul. Pańska 77/79.

Elektrim S.A. (further referred as "the Company" or "Elektrim" or "parent company") operates as a holding company. Its most valuable assets are Elektrim Telekomunikacja Sp. zo.o. (further referred as "ET"), Elektrownia Pątnów – Adamów – Konin (further referred as "PAK") and operate as separate entities. Elektrim Group employs several thousands employees.

Since 1999 Elektrim has started restructuring process of its operations to increase profitability. According to this process operations of Elektrim Group will be focused on energy sector.

2. Basis of presentation

The Company maintains its books of accounts in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards ("PAS"), defined by the Accounting Act dated September 29, 1994 (Journal of Law dated November 19, 1994 with further amendments). These consolidated financial statements include certain adjustments not reflected in the Company's books to present these consolidated financial statements in accordance with Standards and Interpretations issued by International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC", formerly Standing Interpretations Committee ("SIC")).

The Company applied for these consolidated financial statements the International Financial Reporting Standards ("IFRS") rules that were operative as of December 31, 2001. In particular, the Company adopted each of the following new standards and applied them throughout the periods presented:

a) Adoption of International Accounting Standard 39

The Company adopted International Accounting Standard 39 "Financial instruments" ("IAS 39") on January 1, 2001. This standard establishes principles for recognising and measurement financial assets and financial liabilities.

At the beginning of year 2001, the Company applied the identification and valuation criteria required by the standard. Any adjustments of the previous carrying amount were recognised as an adjustment of the opening balance of accumulated losses as of January 1, 2001.

The adoption of IAS 39 resulted as at January 1, 2001 in an increase of accumulated losses of PLN 5 million.

The Group, in accordance with IAS 39, recognises all financial assets and financial liabilities in the balance sheet. All these financial assets and liabilities are initially measured at cost, which is the fair value of the consideration given or received to acquire the financial asset or liability (plus certain hedging gains and losses). All "regular way" purchases of financial assets are accounted at trade date.

The table below presents the measurement categorization of financial assets and liabilities

Category	*Balance sheet item*	*Measurement*
Financial assets		
Held for trading	Cash and cash equivalent,	Fair value
	Derivatives	Fair value model using market data
Held to maturity	Short-term investments	Amortised cost
Available for sale	Short-term investments	Fair value
Loans originated by the enterprise	Non – current assets	Amortised cost
Receivables originated by the enterprise	Trade and other debtors	Original recorded cost
Financial Liabilities		
Held for trading	Forward contracts	Fair value model using market data
	Index swaps	Fair value model using market data
	Note options	Fair value model
Non-trading liabilities	License liabilities	Amortised cost
	Construction payables	Original recorded cost
	Trade and other creditors	Original recorded cost
	Long-term Notes	Amortised cost
	Bank Credit Facilities	Costs plus accrued interest
	Overdrafts	Costs plus accrued interest
	Accruals	Original recorded cost
Hedging derivatives	Cross currency interest rate swaps	Fair value model using market data

Foreign exchange forward contracts ("Forward contracts")

The Group enters into derivative financial instruments such as forward contracts to hedge its exposure against foreign currency fluctuations on liabilities denominated in foreign currencies (described in Note 25). Forward contracts are valued in the balance sheet at their fair value and are presented in other current assets or liabilities. The fair value is calculated using a model supported with quoted market forward rates prevailing at the end of the period and comparing that with the original amount calculated by using the contractual forward rates prevailing at the beginning of the contract.

The Group has not applied hedge accounting for forward contracts in the financial statements although they are kept for hedge purposes because of not complying with all requirements set by IAS 39. Forward contracts in the financial statements are treated as derivative financial instruments held for trading purposes and gains or losses resulting from

(in million of PLN)

fair value or realisation of these transactions are included in the consolidated statements of operations. The forward contracts are used according to the companies hedging policy and strategy.

The Company has applied IAS 39 principles to forward contracts before January 1, 2001.

Cross currency interest rate swaps ("CC swaps")

The Group enters into cross-currency swap transactions to hedge its exposure against foreign currency fluctuations on certain assets or liabilities. The companies of the Group document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast transactions. The companies of the Group also document their assessment, both at the hedge inception and on the ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. Changes in the fair value of the derivatives that are highly effective are recognised in the equity. Amounts deferred in equity are transferred to the statement of operations and classified as financial income or expense in the periods when the forecasted transactions affect the statement of operations.

If swaps cannot be treated as hedges they are treated as kept for trade purposes. Swaps kept for trade purposes are stated at their fair value. Any profits or losses arising from the differences in valuation between the balance sheet dates and settlements of these transactions are shown in the profit and loss statement.

Embedded derivatives

The embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified by a variable. The Group separates the embedded derivatives from the host contracts and accounts for as derivatives if the following conditions are met:

- the economic characteristics together with risks of the embedded derivatives and the host contracts are not closely related,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- the hybrid instrument is not measured as fair value with changes in fair value reported in net profit or loss.

Transaction costs

Under IAS 39 transaction costs are incremental costs that are directly attributable to the acquisition or disposal of financial asset or liability. Transaction costs include fees and commissions paid to agents, advisers, brokers, and dealers etc. Transaction costs do not include debt premium or discount, financing costs, or allocations of internal administrative or holding costs.

Under IAS 39 transaction costs should be included in the initial measurement of all financial assets and liabilities. Before the IAS 39 implementation the Company deferred the transaction costs and amortised over the period of financing.

b) Adoption of International Accounting Standard 40

The Group applied IAS 40 "Investment Property". Standard is applied for financial reports covering periods beginning on or after January 1, 2001. As required by IAS 40 "Investment property" is property (land or a building - or part of a building - or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both.

The investment property that is owned by the Company as defined in IAS 40 and commercial space are located in Warsaw at Pańska street and Chałubińskiego street and in Czaplinek.

The investment property of the Group are presented based on the fair value model.

The fair value model differs from the benchmark treatment under IAS 16, which the Group used till December 31, 2000.

Under the fair value model (IAS 40), all changes in the fair value are recognised in the income statement and there is no depreciation on the investment property.

Any change in the value of these assets between the value at the end of the year 2000 and the opening balance value was adjusted against the retained earnings.

The fair values were determined based on independent valuers during 2001.

The above International Accounting Standards were applied for the first time adopted in year 2001,their application does not require restatements of the prior year financial statements.

3. Principles of consolidation

The consolidated financial statements include the amounts of the parent, each of the material subsidiary in which the Company, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations and a jointly controlled entity. Minority interests are stated at the minority's proportion of the carrying amount of the net identifiable assets of the subsidiary. A jointly controlled entity is consolidated using the proportionate method of consolidation. The companies acquired during the financial period are consolidated from the date the responsibility for their operations was transferred to the Group. Similarly, the result of the Group's entity divested during an accounting period is included in the Group's accounts only to the date of disposal. Associated companies are accounted under the equity method. These companies are initially recorded at cost and adjusted thereafter for the post - acquisition change in Elektrim's share of net assets of the associated company. A provision is made for permanent diminution in value. The income statement reflects the Elektrim's share of the results of operations of the associated companies.

All inter - company transactions are eliminated as a part of the consolidation process. Minority interests are presented separately in arriving at the loss from continuing operations. They are also shown separately from shareholders' equity and liabilities in the consolidated balance sheet.

(in million of PLN)

As at December 31, 2000 subsidiaries and associate companies of Elektrim Group's included in the consolidated financial statements were as follows:

	Name	Country of residence	Proportion of ownership interests	Proportion of voting power
	Subsidiaries			
1	CARCOM Warszawa	Poland	50.00%	50.00%
2	CT CREATIVE TEAM	Poland	60.00%	60.00%
3	e -CENTER	Poland	58.00%	58.00%
4	ELEKTRIM FINANCE B.V.	the Netherlands	100.00%	100.00%
5	ELEKTRIM TELEKOMUNIKACJA	Poland	51.00%	51.00%
6	BRESNAN INTERNATIONAL PARTNERS	Poland	51.00%	51.00%
7	ELEKTRIM TV-TEL	Poland	100.00%	100.00%
8	ELEKTRIM KABLE	Poland	70.49%	70.49%
9	ELEKTRIM-MEGADEX	Poland	98.69%	98.69%
10	ELEKTRIM-VOLT	Poland	100.00%	100.00%
11	EL-NET	Poland	100.00%	100.00%
12	Elektrim ON -LINE	Poland	100.00%	100.00%
13	ENELKA LTD.	Turkey	98.07%	98.07%
14	INTER-NET POLSKA	Poland	100.00%	100.00%
15	POLISH PHONESAT	Poland	100.00%	100.00%
16	TELEFONIA REGIONALNA	Poland	99.39%	99.39%
17	VPN SERVICE	Poland	100.00%	100.00%
18	PAK	Poland	38.46%	38.46%
	Associated companies			
1	MOSTOSTAL WARSZAWA	Poland	28.41%	28.41%
2	RAFAKO	Poland	49.90%	49.90%
	Joint controlled entity			
1	POLSKA TELEFONIA CYFROWA*	Poland	25.98%	joint control

*- the Company jointly controlled PTC through its subsidiaries Elektrim Telekomunikacja and Carcom (51.00% of PTC).

As at December 31, 2001 subsidiaries and associate companies of Elektrim Group's included in the consolidated financial statements were as follows:

	Name	Country of residence	Proportion of ownership interests	Proportion of voting power
	Subsidiaries			
1	E –CENTER	Poland	58.00%	58.00%
2	ELEKTRIM FINANCE B.V.	the Netherlands	100.00%	100.00%
3	ELEKTRIM KABLE	Poland	70.49%	70.49%
4	ELEKTRIM-MEGADEX	Poland	98.69%	98.69%
5	ELEKTRIM-VOLT	Poland	100.00%	100.00%
6	PAK	Poland	38.46%	38.46%
	Associated Companies			
1	MOSTOSTAL WARSZAWA	Poland	28.41%	28.41%
2	RAFAKO	Poland	49.90%	49.90%
3	CARCOM Warszawa	Poland	49.00%	49.00%
4	ELEKTRIM TELEKOMUNIKACJA Group	Poland	49.00%	49.00%

PAK is consolidated as the Company has the power to participate in the financial and operating policy decisions of the company.

Pursuant to change in Elektrim's strategy and focusing on energy sector a restructuring and reorganisation process of Elektrim Group was conducted during the year 2001. To implement the new strategy Elektrim and Vivendi Universal SA signed an Investment Agreement. The Investment Agreement regulates relations between Elektrim and Vivendi with respect to the control over telecommunication assets, which represent part of ET. Under the terms of the purchase agreement, ET purchased all Elektrim shareholdings in fixed line assets for the total amount of EUR 491 million, i.e. 100% of shares in El-Net, 99,39% shares in Telefonia Regionalna, 96% shares in Elektrim TV – Tel.

Shares and shareholdings, which amount to 51% of share capital in El-Net, Telefonia Regionalna and Elektrim TV-Tel were transferred to ET on September 4, 2001. The

(in million of PLN)

remaining shares and shareholdings of the fixed line companies were transferred to ET on December 10, 2001. Additionally, on closing Elektrim transferred to ET receivables from these companies amounting to PLN 79 million. Other receivables from the fixed line telecoms companies, amounting to PLN 483 million were transferred to ET on December 10, 2001.

The price for the first part of shareholdings and receivables, which were transferred to ET on the closing date were paid in the following manner:

- EUR 122 million on closing
- EUR 80 million on September 20, 2001

The price for the second part of the shareholdings and liabilities, which were transferred to ET on December 10, 2001, amounts to EUR 289 million. According to the agreement Elektrim had the right to postpone the transfer of the second tranche of the shareholdings and receivables until January 2, 2002 however Elektrim transferred the second tranche in December 2001.

The payment of the first part of the price for the shareholdings in fixed line telecoms companies were financed from a loan of EUR 122 million granted to ET by Vivendi Universal SA. This loan bears LIBOR interest plus 400 bps p.a. The second and third payment of the price by ET has been guaranteed by corporate guarantee of Vivendi Universal SA.

Under the terms of the agreement Elektrim sold 1.1% of share capital of ET and 1% of share capital of Carcom Warszawa to Ymer Finance SA, Luxemburg for EUR 55 million and made a commitment to transfer (subject to the payment of EUR 45 million by Ymer Finance SA) of additional 0.9% of share capital of ET not later than January 2, 2002. All the transactions were closed in 2001.

Elektrim agreed that in the future Ymer Finance SA may sell 2% of shares of ET and 1% of shares of Carcom Warszawa to Vivendi Universal or to its subsidiary (or its subsidiaries), subject to receipt of all required approvals and permits.

To guarantee the fulfilment of Elektrim's obligations arising from the agreements, Elektrim established pledges on the shares in ET and Carcom Warszawa which are the subject of the transaction.

In 2000 Elektrim controlled PTC Sp. z o.o. ("PTC") and Bresnan International Partners ("BIP") through its subsidiary – ET. As a result of the above described process Elektrim owns 49% of ET. In 2001, until the transfer of the first tranche, PTC was consolidated using the proportionate method. Since this date it is presented as ET Group which consolidates PTC using the proportionate method. Until September 2001 BIP, El–Net, Telefonia Regionalna and Tv–Tel were consolidated using the full method. After that date these companies are presented in ET Group.

In accordance with implementation of the new strategy described above Elektrim stopped its operations in internet service sector in 2001 and decreased its involvement in telecommunication sector. In 2001 Elektrim stopped consolidation of VPN Service, Inter-Net Polska, Elektrim Online, CT-Creative Team and Polish Phonesat.

As at December 31, 2000 Elektrim consolidated Enelka, its subsidiary in Turkey, in which its proportion of ownership interests and voting power amounted to 98.07%. Since January 1, 2001 Elektrim terminated consolidation of Enelka as it operates under long-term restrictions which significantly impair its ability to transfer funds to the parent company.

4. Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and Notes thereto. Actual results could differ from those estimates.

5. Reporting currency

The consolidated financial statements are reported in million of Polish zloty ("PLN").

International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29") requires companies that report in the currency of a hyperinflationary economy to restate assets and liabilities in terms of the measurement unit current at the balance sheet date. Until December 31, 1996, Poland was considered to be a hyperinflationary economy. The financial statements for the periods through that date were prepared under the historical cost convention and adjusted for the effects of inflation in accordance with IAS 29. As the three-year cumulative rate of inflation fell below 100% in late 1996, Poland was no longer considered to be a hyperinflationary economy from the beginning of 1997.

6. Accounting principles

(a) Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short –term highly liquid investments that are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value.

(b) Receivables

Receivables are stated at fair value of the consideration given and are carried at amortised cost, after provision for doubtful accounts. The historical cost carrying amount of receivables subject to normal trade credit terms approximate their fair value.

(c) Tangible fixed assets

Tangible fixed assets are stated at historical cost less accumulated depreciation, plus related inflation through December 31, 1996.

The initial cost of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operations, such as repairs and maintenance and overhaul costs, are charged to profit and loss account in the period when incurred. In situation when it can be clearly demonstrated that the expenditures have resulted in the future economic benefits expected to be obtained from the use of an item or property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

Property, plant and equipment are depreciated over their useful live using a straight-line method. The following depreciation rates are used:

	Annual rate in %	Estimated Useful Live in years
Leasehold improvements		Lease term
Buildings	2.5%-10.0%	10 – 40
Plant and equipment	5.0%- 30.0%	3.3 – 20
Motor vehicles	14.0%-20.0%	5 – 7.1
Other	10.0%-25.0%	4 – 10

No depreciation is provided on land and construction-in-progress.

Elektrim Group companies review the net carrying value of fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(d) Goodwill

Goodwill arises from the purchase of an entity or its organised part. It represents the excess of the purchase consideration over the Company's interest in the fair value of the net assets acquired. Goodwill is capitalised at the date of acquisition and amortised on a straight-line basis over the expected period of benefit which represents its useful life. The amortisation period reflects the best estimate of the period during which future economic benefits are expected to flow to the enterprise. Elektrim Group companies review the net carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(e) Intangible fixed assets

Intangible assets are stated at cost less accumulated amortisation. Intangibles fixed assets depreciated over their useful live using a straight-line method. The following depreciation rates are used

	Annual rate in %	Estimated Useful Live in years
Computer software	50.00%	2
Licenses	50.00%	2
Other	20.0%-50.00%	2-5

Elektrim Group companies review the net carrying value of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(f) Financial instruments

Financial assets held for trading are measured at fair value. Investments held to maturity, other than shares in subsidiaries and associates, are measured at amortised cost. Those that do not have a fixed maturity are measured at cost. Loans and receivables are measured at original recorded cost. All financial assets are subject to review for impairment.

(g) Impairment of assets

The Elektrim Group companies review the net carrying value of their assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is charged to the income statement. The recoverable amount is the higher of an asset's net selling price and its value in use. The net selling price is the amount obtainable from the sale of an asset in arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the relevant cash – generating unit. The Elektrim Group companies assess at each balance sheet date whether there is any objective evidence that a financial assets may be impaired. If any such evidence exists the Elektrim Group companies estimate the recoverable amount of that asset or group of assets and recognise any impairment loss.

(h) Inventories

Inventories are stated at the lower of original purchase price or production cost and net realisable value. The following types of inventory are valued as follows:

Finished goods	Production cost
Work in progress	Production cost
Goods for resale	Purchase cost
Raw materials	Purchase cost

The closing balances of inventories are recorded using the FIFO method.

(i) Convertible bonds

Convertible bonds are classified as liability and shareholders equity portion. Convertible bonds are recorded at their amortised cost using effective interest rate. Valuation of the equity portion of convertible bonds is based on the historic cost at the date of the bond issuance.

As a result of the conversion of bonds into shares, the parent company transforms equity portion and liabilities into common stock and share premium. Transfers from equity portion are calculated on the proportion of converted bonds to total amount of convertible bonds. Premium generated when shares are allotted above their nominal value are charged to share premium.

(j) Special funds

Special funds consist primarily of the social fund. The social fund is an employer's obligation based on a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

(k) Vacation pay accrual

Vacation pay is accrued when earned by employees.

(l) Jubilee and retirement bonuses

Certain of the Elektrim Group companies provide defined jubilee and retirement benefits plans for their employees. Jubilee bonuses are paid to employees upon completion of a certain number of years in service, whereas retirement allowances as a one–off payments made on retirement, both depending on employee's average remuneration and length of service. The jubilee and retirement benefits are not funded. The jubilee and retirement bonus obligations are accounted for on an accrual basis.

An independent actuary has determined the net present value of these obligations. Accrued obligations are those future discounted payments, adjusted by employee attrition rates, which were earned by the employees prior to the balance sheet dates. Demographic and attrition profiles are based on the historical data. Valuation of obligations was made on the assumption of no effective increase in the salary level and assumed changes in discount rates.

(m) Finance leases

The Group recognises finance leases as assets and liabilities in the balance sheet at amounts equal at the inception of lease to their fair value of the leased property or, if lower, at the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the discount factor used is the interest implicit in the lease.

Initial direct costs incurred are included as part of the asset. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The assets held under finance leases are depreciated by the Group. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(n) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of discounting is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as the discount rate. Where discounting is used, the reversal of such discounting in each year is recognised as a financial expense and the carrying amount of provision increases in each year to reflect the passage of time.

(o) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery has taken place and transfer of risks and rewards has been completed.

In the first quarter of 2001, Elektrim's than jointly controlled entity - PTC adopted the below criteria to its accounting policy regarding multi-element sale transactions and applied it retrospectively. The resulting adjustment to the opening balance of accumulated deficit as at January 1, 2001 resulted in a decrease by PLN 3 million, net of a tax charge and there were no changes to the balances as at January 1, 2000 and as at June 30, 2000.

The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognised in the income statement as incurred.

(p) Operating expenses

Operating expenses are charged in the period to which they relate. In line with Polish business practice, shareholders are allowed to distribute profits for the benefit of employees to pay additional bonuses or to increase the social fund designed for the welfare of employees. If such distributions were made they would be recharacterised and recognised as an operating expense of the period at the time when constructive obligation i.e. profit distribution is approved.

(q) Borrowing costs

Borrowing costs are recognised as expense in the period, in which they are incurred, except to the extent that they are capitalised to construction in progress. Borrowing costs are capitalised up to the date of the commissioning of qualifying assets.

(r) Foreign exchange transactions

Transactions denominated in foreign currencies are recorded in the Polish currency (Polish zloty) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the end of the period. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement or capitalised if they are arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

(s) Income tax

The current provision for corporate income tax for the Group companies is calculated in accordance with Polish tax regulations and is based on the profit or loss reported under Polish accounting regulations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which each Group company expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised.

At each balance sheet date, the Group companies re-assess unrecognised deferred tax assets and the carrying amount of deferred tax assets. The Group companies recognise a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Group companies conversely reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.

(t) Contingent liabilities

Where the Group is jointly and severally liable for an obligation, the part of the obligation that is expected to be met by other parties is treated as a contingent liability. The Group recognizes a provision for the part of the obligation for which an outflow of resources embodying economic benefits is probable, except in the extremely rare circumstances where no reliable estimate can be made.

(u) Subsequent event

All events after the balance sheet date, both favourable and unfavourable, that occur between the balance sheet date and the date when the financial statements are authorised for issue adjust financial statements providing that evidence of conditions that existed at the balance sheet date. If those conditions arose after the balance sheet date they do not adjust financial statements.

(v) Reclassifications

Certain reclassifications have been made in relation to the information presented in the financial statements prepared as at December 31, 2000 in order to conform the information presented in the financial statements prepared as at December 31, 2001.

(in million of PLN)

(w) Percentage of completion method

Revenue from contracts is recognised by reference to the recoverable costs incurred during the period plus the fee earned, measured by the proportion that costs incurred to the date bear to the estimated total costs of contract.

	At December 31, 2001	At December 31, 2000
Contract revenue recognised as revenue in the period	414	252
Aggregate amount of costs incurred and recognised profits to date	67	577
Advances received	20	17
Retention	25	43
Gross amount due from customers for contract work	163	21
Gross amount due to customers for contract work	151	19

7. Management's Plans (not audited by auditor)

The financial result for 2001 was mostly influenced by the following events:

- agreement between Elektrim and Vivendi Universal on management of telecom assets concentrated at Elektrim Telekomunikacja;
- agreement between Elektrim and Eastbridge N.V. on the purchase of shares in EasyNet S.A. and AGS New Media Sp. z o.o.;
- agreement with Krakowska Fabryka Kabli S.A. on the sale of 70.49% of shares in Elektrim Kable S.A.;
- submission of exchangeable bonds to an early redemption and opening of composition proceedings with creditors.

In the second half of the year 2001, Elektrim started selling assets that are not related with its operations in the power sector to improve its funding structure. However, on December 17, 2001, exchangeable bonds of EUR 479 million issued by Elektrim Finance B.V. and underwritten by Elektrim with their original maturity in 2004 were submitted to a premature redemption by their holders. Despite numerous efforts of Elektrim's Management Board it was not able to arrange funds required to repurchase the bonds on the due date.

On January 16, 2002, the court issued a decision to open the composition proceedings with Elektrim's creditors. The Management Board of Elektrim still continues negotiations with bondholders in order to agree on and finally accept the terms and conditions of repayment. On May 10, 2002, Elektrim signed a preliminary understanding with the holders of a total of approx. 50% of the nominal value of the exchangeable bonds about the repayment structure. Both, the composition proceedings and the preliminary understanding with the holders are discussed in detail in Note 42 b VII.

In 2001, Elektrim has initiated a restructuring program with the following goals:

a) to concentrate operations at subsidiaries arranged by sector: this should improve management and cost control. In 2001, profitability ratios were much better at the subsidiary level than in the previous financial year;

b) to pursue the "focus on power sector" strategy - the power sector is now the key to Elektrim's future: in 2001, Elektrim continued the disposal of its telecommunications and cable manufacturing assets. The sale of part of the telecom assets contributed EUR 590 million, and the sale of the cable manufacturing assets EUR 120 million (the "cable" transaction was effected in

(in million of PLN)

December 2001 and the transfers of proceeds from it was scheduled for 2002);

c) to lower Elektrim's total debt: efforts to sell non-energy assets allowed for significant reductions of Elektrim's debt during 2001 and, as a result, of its operating expenses. In 2002, Elektrim will sell other assets unrelated with its power business for a good price;

d) to cut Elektrim's general and administrative expenses: in 2001 Elektrim's headcount dropped from 180 (at the beginning of the year) to 107 (at the end of the year). As compared with 2000, general and administrative expenses declined by 30% in 2001. In 2002, efforts to reduce the headcount and general and administrative expenses will be continued. The 2002 cost-cut plans will be implemented by way of decreasing payroll related expenses, renegotiating existing contracts with suppliers to obtain more favorable pricing conditions and to limit the scope of external advisory services;

e) the Management Board commenced actions to reduce claims raised by certain creditors. The Management Board informed that it has started negotiations with companies that had provided consulting services to Elektrim – the Board expects that their total claims will be decreased from USD 20 million to an amount below USD 10 million.

Elektrim's planned capital expenditure, as well as its operations, will depend on the results of negotiations with its creditors and the final terms and conditions of a composition agreement and a debt repayment schedule agreed on for the liabilities subject to such agreement. Right now, its is assumed that funds required for debt repayment and future operations will be derived from the disposal of some of Elektrim's assets, as well as from bank loans.

The Management Board is still preparing a medium-term financial plan, which will determine a surplus that can be allocated to the repayment of debts taking into account feasible operating revenues and expenses, as well as proceeds from the disposal of fixed and financial assets.

The financial plan will indicate Elektrim's sources of funding that can guarantee the repayment of liabilities pursuant to the agreed repayment schedule. Now, the key issue is to confirm the possibility of the sale of telecom assets and to verify an option to attract a strategic partner for Elektrim's power business.

Elektrim's future financial position will depend on whether or not the search for alternative funding sources is successful and on the amount and timing of inflow of proceeds from the sale of non-power assets.

In addition to the composition proceedings, Elektrim's operations and financial position will be significantly affected by the outcome of the court cases that are discussed in detail in Note 42 b and Note 43.

8. Restructuring agreement

On September 26, 1991, under the parent company's privatisation process, Elektrim has signed a Restructuring Agreement with the State Treasury. According to the agreement, Elektrim has recognised certain liabilities due to the State Treasury resulting from the settlement of contracts executed by Elektrim in prior periods and has undertaken to transfer net income from the above contracts to the State Treasury. All contracts under the Restructuring Agreement had been completed.

Upon receiving the cash proceedings due from the above contracts and setting off expenses, taxes and the agreed 8% commission, the income is transferred to the State Treasury. The Management Board's position is that all receivables of Elektrim resulting from the Restructuring Agreement are to be transferred to the State Treasury within 21

(in million of PLN)

days of their receipt by Elektrim.

As of December 31, 2001, the Elektrim's liabilities resulting from the Restructuring Agreement amounted to PLN 807 million. Assets resulting from the restructuring agreement has been presented separately in the Notes. Liabilities resulting from the restructuring agreement has been shown separately in the consolidated balance sheet.

As at December 31, 2000 the difference between assets and liabilities in the consolidated financial statements regarding the Restructuring Agreement arouse from elimination PLN 348 million in the consolidation process from the subsidiary Enelka. Since January 1, 2001 Enelka has not been consolidated and assets and liabilities regarding the Restructuring Agreement are equal.

The structure of assets of restructuring agreement presented in the consolidated financial statements as at December 31, 2001 and December 31, 2000 were as follows:

	At December 31, 2001	**At December 31, 2000**
Current assets	351	115
Other non current assets	255	275
Cash	201	101
	-------	-------
	807	491
	=======	=======

In accordance with the provisions of the Restructuring Agreement, in order to duly secure the interest of the State Treasury Elektrim is making all efforts to collect the above receivables. Steps undertaken by Elektrim regarding receivables of the highest risk included in particular:

- in view of the difficult situation regarding the Marincity project resulting from the deterioration of the macroeconomic situation in Turkey and the 1999 earthquake, Elektrim has taken steps aimed at continuing the project and securing its assets appropriately. There has been no major progress to date in implementing the project based on a joint-venture with a new general contractor. Accordingly, the Management Board of Elektrim may pursue alternative solutions in the near future;
- taking into account the difficult financial situation regarding the Kavala group (receivables in the amount of PLN 187 million as at December 31, 2001), Elektrim is continuing activities aimed at securing its claim on the shares held by the Kavala group in a Turkish mobile operator;
- receivables from Vienna Commerz (receivables in the amount of PLN 6 million as at December 31, 2001) are being vindicated under court proceedings.

As of December 31, 2001, value of assets due under the Restructuring Agreement, receivables of the parent company amounting to PLN 529 million regarding primarily the contracts in Turkey, may not be collected in full. The parent company's Management Board is of the opinion, like in the case of other receivables under the Restructuring Agreement, that they will be transferred to the State Treasury upon deducting the commission, within 21 days of their receipt by the Company. Elektrim is committed to undertake all efforts to secure the realisation of all assets relating to the Restructuring Agreement and any potential loss in value is caused by events beyond the parent company's control.

(in million of PLN)

9. Segment information

(a) Business segments

In 2001 Elektrim Group conducted the majority of its business activities in the following segments:

- telecommunication
- manufacturing of cables (Elektrim Kable)
- energy
- other.

In the financial statements for the year 2000 the telecommunication segment was split into fixed line telecommunication, mobile telecommunication and cable TV. Due to the significant changes in the Elektrim Group structure in 2001, described in section 3, the three segments are presented as one telecommunication segment in the year 2001. The power generation and energy construction segments are both included in one energy sector in 2001. The comparative data for 2000 present all seven segments.

December 31, 2001	Telecommunication	Manufacturing of cables	Energy	Other	Adjustments	Group
Income Statement Information for the year ended December 31, 2001						
External sales	1,616	1,421	1,801	257	-	5,095
Inter-segment sales	18	3	5	34	(60)	-
Depreciation and amortisation	333	49	102	13	-	497
Operating profit	970	89	(14)	(361)	(20)	664
Interest expense						(1,819)
Interest income						894
Share of results of associated companies	(105)	-	(4)	3	-	(106)
Income taxes						(38)
Minority interest						39
Net loss						(366)
Balance Sheet Information						
Capital expenditure	(1,062)	(35)	(198)	(88)	19	(1,364)
Assets of the segment which:	1,539	1,157	2,359	2,148	-	7,203
Investments in associated companies	87	-	69	67	-	223
Unallocated assets						69
Total assets						7,495
Segment liabilities	-	162	465	1,318	-	1,945
Unallocated liabilities						3,489
Total liabilities						5,434
Cash flow arising from:						
Operating activities	387	136	356	(16)	(110)	753
Investing activities	(1,160)	(41)	(251)	1,290	4	(158)
Financing activities	745	(133)	(20)	(677)	103	18

(in million of PLN)

December 31, 2000	Fixed line telecommunication	Mobile telecommunicatior	Cable TV	Manufacturing of cables	Power generation	Energy construction	Other	Adjustments	Group
Income Statement Information for the year ended December 31, 2000									
External sales	81	1,853	112	1,626	1,012	343	539	-	5,566
Inter-segment sales	2	-	-	3	-	-	39	(44)	-
Depreciation and amortisation	89	265	24	78	112	3	6	-	577
Operating loss	(99)	315	(22)	(129)	(10)	3	(486)	(263)	(691)
Interest expense									(1,340)
Interest income									672
Share of results of associated companies						4	(6)		(2)
Income taxes									49
Minority interest									122
Net loss									(1,190)
Balance Sheet Information									
Capital expenditure	(171)	(899)	(115)	(61)	(37)	(3)	(127)		(1,413)
Assets of the segment which:	2,108	6,102	661	1,176	2,368	148	1,017	(17)	13,563
Investments in associated companies	-	-	-	-	-	72	57	-	129
Unallocated assets									215
Total assets									13,907
Segment liabilities	392	1,412	42	246	178	216	348	-	2,834
Unallocated liabilities									6,785
Total liabilities									9,619
Cash flow arising from for the period ended December 31, 2000									
Operating activities	(87)	349	73	32	80	(58)	(366)	16	39
Investing activities	(364)	(793)	(114)	(28)	(38)	26	984	110	(217)
Financing activities	112	(99)	(1)	40	(47)	28	(303)	(120)	(390)

All inter-segment transactions are conducted on market basis.

(in million of PLN)

(b) Geographical segment data

For the year ended December 31, 2001

	Net sales	
	Export	Domestic
Telecommunication	43	1,591
Manufacturing of cables	678	746
Energy	115	1,691
Other	-	291
Eliminations	-	(60)
	-------	-------
Total	836	4,259
	======	======

For the year ended December 31, 2000

	Net sales	
	Export	Domestic
Fixed line telecommunication	-	83
Mobile telecommunication	56	1,797
Cable TV	-	112
Manufacturing of cables	730	899
Power generation	-	1,012
Energy construction	245	98
Other	24	554
Eliminations	-	(44)
	-------	-------
Total	1,055	4,511
	=======	=======

Segment assets by location:

	At December 31, 2001	At December 31, 2000
Poland	7,491	13,481
Other countries	4	426
	-------	-------
Total	7,495	13,907
	=======	=======

Capital expenditures by market area:

	Year ended December 31,	
	2001	2000
Poland	1,364	1,412
Other countries	-	1
	-------	-------
Total	1,364	1,413
	=======	=======

(in million of PLN)

10. Operating expenses

	Year ended December 31,	
	2001	2000
Cost of sales:		
Raw materials and energy	2,015	2,023
Cost of goods bought for resale	637	957
External services	774	1,128
Payroll and benefits (staff costs)	653	711
Depreciation and amortisation	497	577
Taxes and charges	53	46
Other	205	200
	4,834	5,642
Adjusted by:		
Elimination of internal services	(6)	(1)
Change in inventories	63	(152)
Selling and distribution costs	(356)	(517)
Administration costs	(457)	(598)
	4,078	4,374
Operating expenses:		
Selling and distribution costs	(356)	(517)
Administrative costs	(457)	(598)
Other operating, net	460	(768)
	(353)	(1,883)

The structure of other operating activities net was as follows:

	Year ended December 31,	
	2001	2000
Sale of financial assets	944	-
Reversed impairment of assets	50	-
Goodwill amortisation, net	(237)	(309)
Changes in provisions	(25)	(188)
Recognised impairment of assets	-	(86)
Recognised impairment of goodwill	-	(35)
Other, net	(272)	(150)
	460	(768)

11. Interest and other financial income

	Year ended December 31,	
	2001	2000
Foreign exchange gains	92	394
Interest income	125	140
Receivables sold	553	-
Other	124	138
	894	672

(in million of PLN)

12. Interest and other financial expenses

	Year ended December 31, 2001	2000
Interest expense	(400)	(669)
Foreign exchange losses	(192)	(184)
Receivables sold	(553)	-
Provisions	(251)	-
Other	(423)	(487)
	(1,819)	(1,340)

13. Taxation

	Year ended December 31, 2001	2000
Current tax charge	94	19
Net deferred tax charge/ (benefit)	(56)	(68)
Tax charge/(benefit)	38	(49)

According to the Polish tax regulations, the tax rate in effect in 2001 is 28%. The tax rates set for years 2002, 2003 and 2004 and thereafter are as follows 28%, 24% and 22%, respectively.

The numerical reconciliation between tax benefit and the product of accounting loss multiplied by the applicable tax rates is as follows:

	Year ended December 31, 2001	2000
Loss before taxation and minority interests	(367)	(1,361)
Tax rate	28%	30%
Tax benefit using statutory rate	(103)	(408)
Permanent differences	129	237
Temporary differences	91	68
Temporary differences which realisation is not probable	(23)	122
Adjustments to deferred taxes	(56)	(68)
Tax charge/(benefit)	38	(49)

(in million of PLN)

	At December 31, 2001	At December 31, 2000
Deferred tax assets:		
Provisions for liabilities and charges	20	79
Accrued expenses	3	49
Unrealised foreign exchange losses and gains, net	-	10
Tax loss asset		130
Other	14	107
	37	375
Temporary differences for which realisation is not probable ("valuation allowance")	(13)	(181)
Deferred tax liabilities:		
Book versus tax basis of financial investments	(303)	(368)
Book versus tax basis of fixed assets	(301)	(307)
Book versus tax basis of licenses	-	(149)
Other	(1)	(29)
	(605)	(853)
Net deferred tax liability	(581)	(659)

	Year ended December 31, 2001	Year ended December 31, 2000
Change of net deferred tax liability	(78)	(79)
Change of net deferred tax liability regarding converted bonds not reflected in the consolidated profit and loss statement	-	11
Change of net deferred tax liability not reflected in the consolidated profit and loss statement according to change in Group structure	22	-
Change of net deferred tax liability reflected in the consolidated profit and loss statement	(56)	(68)

(in million of PLN)

14. Short-term investments

Short term investments as at December 31, 2001 and December, 2000 were as follows:

	At December 31, 2001	At December 31, 2000
Treasury bonds	-	98
Equity securities	18	26
Listed equity securities	-	4
Other	7	11
	25	139

15. Trade and other receivables

	At December 31, 2001	At December 31, 2000
Trade receivables	936	1,431
Value added and other taxes recoverable	81	87
Prepayments	7	34
Restructuring agreement	365	115
Other receivables	613	139
Gross receivables	2,002	1,806
Less allowance for doubtful accounts	(438)	(431)
Net receivables	1,564	1,375

Total receivables include PLN 778 million and PLN 462 million of amounts denominated in foreign currencies as at December 31, 2001 and at December 31, 2000, respectively. Trade receivables relate primarily to the sales of products.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers.

The allowance for doubtful accounts and changes therein for the year ended December 31, 2001 and December 31, 2000 was as follows:

	Year ended December 31,	
	2001	2000
Allowance, beginning of period	431	437
Charged	345	311
Released	(284)	(272)
Written off	(54)	(45)
Allowance, end of period	438	431

(in million of PLN)

16. Inventory

	At December 31, 2001	At December 31, 2000
Finished goods	123	84
Work in progress (semi-products)	35	47
Goods for resale	10	144
Materials and production supplies	58	119
	226	394
Inventory provision	(7)	(18)
Net inventories	219	376

The inventory net write-offs to net realisable value amounted to PLN 3 million in 2001 and to PLN 12 million in year ended December 31, 2001 and December 31, 2000, respectively.

As at December 31, 2001 and December 31, 2000 the carrying amounts of inventories pledged as security for liabilities were PLN 110 million and PLN 143 million respectively.

17. Tangible fixed assets, net

	At December 31, 2001	At December 31, 2000
Land and buildings	624	1,164
Plant and equipment	1,474	3,148
Motor vehicles	13	26
Other fixed assets	8	225
Construction in progress	210	733
	2,329	5,296

For tangible fixed assets under construction, the Company capitalises interest and foreign exchange gains/losses incurred and directly attributable to the acquisition and construction of the qualifying assets. The financing costs are capitalised only during the period of construction of the qualifying assets.

Capitalised borrowing costs for the year ended 31 December, 2001 and December 31, 2000 amounted to PLN 2 million and PLN 6 million, respectively.

As at December 31, 2001 value of tangible assets pledged as security for liabilities amounts to PLN 259 million.

(in million of PLN)

The movement in the periods was as follows:

	Land and buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction In progress	Total
Cost						
At January 1, 2000	1,256	3,710	56	161	1,656	6,839
Additions	55	61	11	7	945	1,079
Transfers	113	622	3	121	(1,313)	(454)
Disposals	(10)	(59)	(5)	(3)	(552)	(629)
At December 31, 2000	1,414	4,334	65	286	736	6,835
Depreciation						
At January 1, 2000	155	826	33	42	-	1,056
Charge	55	364	9	21	-	449
Other increases	2	4	-	-	-	6
Disposals	(2)	(49)	(4)	(3)	-	(58)
At December 31, 2000	210	1,145	38	60	-	1,453
Impairment of assets	(40)	(41)	(1)	(1)	(3)	(86)
Net book value at December 31, 2000	1,164	3,148	26	225	733	5,296
Cost						
At January 1, 2001	1,414	4,334	65	286	736	6,835
Additions	174	167	8	9	707	1,065
Transfers	1	253	(3)	54	(315)	(10)
Decreases	(690)	(2,449)	(29)	(306)	(918)	(4,392)
Transfer to Investment Property (see Note 20)	(62)	-	-	-	-	(62)
At December 31, 2001	837	2,305	41	43	210	3,436
Depreciation						
At January 1, 2001	210	1,145	38	60	-	1,453
Charge	93	259	7	19	-	378
Decreases	(96)	(591)	(17)	(44)	-	(748)
Transfer to Investment Property (see Note 20)	(12)	-	-	-	-	(12)
At December 31, 2001	195	813	28	35	-	1,071
Impairment of assets	(18)	(18)	-	-	-	(36)
Net book value at December 31, 2001	624	1,474	13	8	210	2,329

(in million of PLN)

Tangible fixed assets held under capital leases (included in the table above):

	At December 31, 2001			At December 31, 2000		
	Land	Buildings	Other	Land	Buildings	Other
Cost	-	-	1	3	99	6
Accumulated depreciation	-	-	-	-	(4)	(2)
Net	-	-	1	3	95	4

18. Goodwill

The movement in the year ended December 31, 2001 and December 31, 2000 was as follows:

	Year ended December 31, 2001	Year ended December 31, 2000
Gross amount		
Beginning of period	4,092	4,044
Increases	34	59
Decreases	(2,117)	(11)
End of period	2,009	4,092
Accumulated depreciation		
Beginning of period	(484)	(140)
Charge for the period	(237)	(309)
Recognised impairment of goodwill	(58)	(35)
Decreases	373	
End of period	(406)	(484)
Net book value at the end of period	1,603	3,608

The increase in the Company's goodwill from consolidation in the year 2001was as follows:

	Date	Price	Share in net assets	Goodwill
Purchase of shares in Poland.com	April 5, 2001	24	(1)	25
Purchase of shares e-Center	September 25, 2001	22	16	6
Purchase of shares CT-Creative Team	June 29, 2001	10	7	3

The decrease in the Company's gross amount of goodwill in the year 2001 was as follows:

Sale of shares	2,043
Change of Group structure	74
	2,117

(in million of PLN)

The decrease in the Company's accumulated depreciation of goodwill in the year 2001 was as follows:

Sale of shares	299
Change of Group structure	74

	373
	=======

19. Intangible fixed assets, net

	At December 31, 2001	At December 31, 2000
Computer software	6	85
Licenses	6	1,708
Other	2	65
	-------	-------
	14	1,858
	=======	=======

For the period ended December 31, 2001 the Group has not capitalised any exchange losses or interest expenses in intangible fixed assets. In the year ended December 31, 2000 PLN 19 million of financial expenses were capitalised.

The movement in the periods was as follows:

	Computer software	Licenses	Other	Total
Cost				
At January 1, 2000	78	662	91	831
Additions	73	752	7	832
Transfers	2	456	(4)	454
Disposals	(4)	(1)	(4)	(9)
	-------	-------	-------	-------
At December 31, 2000	149	1,869	90	2,108
	-------	-------	-------	-------
Amortisation				
At January 1, 2000	21	86	20	127
Charge	46	75	7	128
Other increase	-	-	1	1
Transfers	(3)	-	(3)	(6)
	-------	-------	-------	-------
At December 31, 2000	64	161	25	250
	-------	-------	-------	-------
Net book value at December 31, 2000	85	1,708	65	1,858
	=======	=======	=======	=======
Cost				
At January 1, 2001	149	1,869	90	2,108
Additions	82	57	29	166
Decreases	(221)	(1,914)	(114)	(2,249)
	-------	-------	-------	-------
At December 31, 2001	10	12	5	27
	-------	-------	-------	-------
Amortisation				
At January 1, 2001	64	161	25	250
Charge	51	59	12	123
Decreases	(111)	(214)	(34)	(359)
	-------	-------	-------	-------
At December 31, 2001	4	6	3	13
	-------	-------	-------	-------
Net book value at December 31, 2001	6	6	2	14
	=======	=======	=======	=======

(in million of PLN)

20. Investment property

Movement in investment property in the period was as follows:

January 1, 2001	72
Increases	43
Decreases	-

December 31, 2001	115
	=======

In the year ended December 31, 2001 the Group recognised in the consolidated profit and loss account rental revenue from investments property rent in the amount of PLN 6 million. Expenses related to these properties amounted to PLN 5 million in the year ended December 31, 2001.

21. Investments

	At December 31, 2001	At December 31, 2000
Treasury Bonds	-	49
Investment in other companies	571	189
	-------	-------
Less valuation allowance	(482)	(23)
	-------	-------
	89	215
	=======	=======

22. Investments in associates

	At December 31, 2001	At December 31, 2000
Investments in associates	223	129
	-------	-------
	223	129
	=======	=======

As at December 31, 2001, and December 31, 2000 the Elektrim Group's investments in associates accounted for on an equity basis were as follows:

Associates	Investment value on equity basis as at December 31, 2001	Investment value on equity basis as at December 31, 2000	Elektrim Group's Interest in capital as at December 31, 2001	Principal activity	Beginning of operations
ET	87	-	49.0%	Telecommunication	12.05.1999
RAFAKO	69	72	49.9%	Construction	12.02.1993
Mostostal Warszawa	46	43	28.4%	Construction	21.01.1991
Pollytag	21	14	45.5%	Production	22.12.1992
	-------	-------			
Total	223	129			
	=======	=======			

(in million of PLN)

23. Other non-current assets

	At December 31, 2001	At December 31, 2000
Restructuring agreement	255	275
Other long-term receivables	53	77
	-------	-------
	308	352
	=======	=======

24. Deferred costs

	At December 31, 2001	At December 31, 2000
Notes issuance cost	-	87
Multiple-element transaction costs	-	57
Other	19	41
	-------	-------
	19	185
	=======	=======

25. Current liabilities

	At December 31, 2001	At December 31, 2000
Overdraft facility/bank loans	277	908
Bonds and commercial papers	5	102
Convertible bonds	1,698	-
Trade creditors	491	511
License liabilities	-	783
Construction payables	2	234
Amounts due to State Treasury	102	94
Accruals	37	239
Deferred income	731	200
Finance leases payable	-	15
Payroll	10	12
Other	224	202
	-------	-------
	3,577	3,300
	=======	=======

Bank loans and other interest bearing debt as at December 31, 2001 and December 31, 2000 were as follows:

	At December 31, 2001	At December 31, 2000
Bank loans	306	1,819
Long – term Notes	-	1,352
Convertible bonds	1,698	1,702
Debt instrument issued	5	102
Other	-	467
	-------	-------
Total	2,009	5,442
Short-term portion	(1,980)	(1,010)
	-------	-------
Long-term portion	29	4,432
	=======	=======

(in million of PLN)

Loans by currency

Currency	At December 31, 2001	At December 31, 2000
PLN (1)	234	1,209
DEM (2)	8	210
USD (3)	-	272
GBP (4)	31	34
EUR (5)	33	94
	-------	-------
Total	306	1,819
	=======	=======

(1) loans in PLN:

- at December 31, 2001 the loans in PLN at variable include:1 month WIBOR + 0.4% - 1.95% rate amounted to PLN 202 million; at variable T/N WIBOR + 0.5% - 0.8.% rate amounted to PLN 7 million, at variable 3 month WIBOR + 0,4% rate amounted to PLN 7 million, . at variable WIBOR + 1,75% - 2% rate amounted to PLN 3 million and those at variable 0,8- 0,5 NBP discount rate amounted to PLN 15 million,
- at December 31, 2000 the loans in PLN at fixed rate between 10 – 21.13% amounted to PLN 73 million; variable rate loans amounted to PLN 350 million; loans at variable 1 T/N WIBOR + 0.5 % rate amounted to PLN 5 million, loans at variable 1 month WIBOR + 0.2 to 2% rate amounted to PLN 465 million; loans at variable 3 month WIBOR + 0.5% – 1.5% rate amounted to PLN 316 million;

(2) loans in DEM:

- at December 31, 2001 the loans in DEM at fixed rate between 6% - 7% amounted to PLN 4 million; those at variable rate amounted to PLN 4 million;
- at December 31, 2000 the loans in DEM at fixed rate between 6 – 10% amounted to PLN 15 million; variable rate loans amounted to PLN 28 million; loans at variable 1 month LIBOR + 1,5% rate amounted to PLN 167 million;

(3) loans in USD:

- at December 31, 2001 Group does not have incurred loans in USD;
- at December 31, 2000 the loans in USD at variable rate amounted to PLN 137 million; loans at variable 1 month LIBOR + 0.3-0.35 % rate amounted to PLN 22 million; loans at variable 3 month LIBOR + 2% rate amounted to PLN 94 million; loans at variable 1 month LIBOR + 0.6% rate amounted to PLN 19 million;

(4) loans in GBP:

- at December 31, 2001 the loans in GBP at fixed rate between 0% - 6.25% amounted to PLN 31 million (within PLN 11 million at 0%);
- at December 31, 2000 the loans in GBP at fixed rate 0 – 6.25% amounted to PLN 34 million;

(5) loans in EUR:

- at December 31, 2001 the loans in EUR at fixed rate of 7% amounted to PLN 12 million; loans at variable 1 month FIBOR + 1.5% amounted to PLN 15 million; loans at variable 6 month EURIBOR + 1,9% amounted to PLN 6 million;
- at December 31, 2000 the loans in EUR at variable rate amounted to PLN 29 million; loans at variable 1 month EURIBOR + 0.70% rate amounted to PLN 8 million; loans at variable 1 month EURIBOR + 0.30% rate amounted to PLN 19 million; loans at variable 3 month EURIBOR + 2% rate amounted to PLN 38 million.

As at December 31, 2001 the Group unused facility loan amounted to PLN 104 million and at December 31, 2000 to PLN 466 million.

(in million of PLN)

26. Non – current liabilities

	At December 31, 2001	At December 31, 2000
Non - current interest-bearing liabilities	29	4,432
Other non – current liabilities	28	77
	-------	-------
	57	4,509
	=======	=======

(a) As at December 31, 2001, and December 31, 2000 the Elektrim Group's non - current interest bearing liabilities were as follows:

	At December 31, 2001	At December 31, 2000
Loan facility	13	911
Convertible bonds	-	1,702
Long-term Notes	-	1,352
Finance leases payable	1	108
Licences	-	359
Other borrowings	15	-
	-------	-------
	29	4,432
	=======	=======

Under the assumption that put option on conversion bonds (which is described in Note 37) would not be executed the balances payable as of December 31, 2000 and structure of balances payable as of December 31 were as follows.:

Maturity

	At December 31, 2001	At December 31, 2000
Due in year two	15	295
Due in year three	1	224
Due in year four & five	1	2,174
Due in more than five year	12	1,739
	-------	-------
	29	4,432
	=======	=======

(b) As at December 31, 2001, and December 31, 2001 the Elektrim Group's other non - current liabilities were as follows:

	At December 31, 2001	At December 31, 2000
Construction payables	-	13
Other	28	64
	-------	-------
	28	77
	=======	=======

(in million of PLN)

The balances payable as of December 31, 2001 were:

Maturity

	At December 31, 2001	At December 31, 2000
Due in year two	19	70
Due in year three	5	3
Due in year four & five	3	1
Due in more than five year	1	3
	-------	-------
	28	77
	=======	=======

27. Provisions for liabilities and charges

	At December 31, 2001	At December 31, 2000
Jubilee and retirement	82	83
Social fund	28	28
Guaranties	159	14
Other provisions	143	187
	-------	-------
	412	312
	=======	=======

Changes in provisions for liabilities and charges were in the year ended December 31, 2001 were as follows:

	Jubilee and retirement	Social fund	Guaranties	Other provisions	Total
January 1, 2000	145	34	83	23	285
Increases	14	1	-	186	201
Decreases	(76)	(7)	(69)	(22)	(174)
	-------	-------	-------	-------	-------
December 31, 2000	**83**	**28**	**14**	**187**	**312**
	=======	=======	=======	=======	=======
January 1, 2001	83	28	14	187	312
Increases	10	12	165	146	333
Decreases	(11)	(12)	(20)	(190)	(233)
	-------	-------	-------	-------	-------
December 31, 2001	**82**	**28**	**159**	**143**	**412**
	=======	=======	=======	=======	=======

The social fund is an employer's obligation based on a mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

(in million of PLN)

28. Minority interest

The minority interests represent the net assets of subsidiaries attributable to interests that are not owned, directly or indirectly through subsidiaries, by the Company.

	Year ended December 31,	
	2001	2000
Beginning of period	3,207	3,333
Change in the composition of shareholders	(1,830)	(4)
Increase /(decrease) in the companies' net assets	(39)	(122)
End of period	1,338	3,207

29. Shareholders' equity

The share capital as at December 31, 2001 represented by Company's share capital was PLN 84 million divided into 83,770,297 shares with nominal value of 1 Polish zloty each.

The share capital consists of the following share series for December 31, 2001 and December 31, 2000:

Share series	Number of shares issued at December 31, 2001	Number of shares issued at December 31, 2000	Number of shares Authorised
Series I	2,000,000	2,000,000	2,000,000
Series II	6,000,000	6,000,000	6,000,000
Series III	58,900,000	58,900,000	58,900,000
Series IV	16,870,297	16,870,297	16,870,297
	83,770,297	83,770,297	83,770,297

In Poland, each new issuance of capital is labelled as a new series of shares. All of the above series have exactly the same rights.

The distributable reserves of the Company under Polish law as at December 31, 2001 and December 31, 2000 amounted to PLN 3,174 million and PLN 3,378 million, respectively. The Company may only distribute dividends to the extent of distributable reserves available under Polish Accounting Standards for the Company on a stand-alone reported basis.

30. Related party transactions

The Group total amounts of receivables and payables from associates amounted to PLN 6 million and PLN 109 million, respectively as at December 31, 2001. Associates total sales to the Group for the year ended December 31, 2001 amounted to PLN 11 million. Associates total purchases from the Group for the year ended December 31, 2001 amounted to PLN 126 million.

(in million of PLN)

31. Financial commitments

(a) Finance leases (included in liabilities)

	At December 31, 2001		
	Future Value	Interest	Discounted
Due in:			
one year	1	-	1
year two	-	-	-
year three	-	-	-
year four	-	-	-
year five	-	-	-
after year five	-	-	-
	1	-	1

	At December 31, 2000		
	Future Value	Interest	Discounted
Due in:			
one year	16	1	15
year two	27	5	22
year three	16	4	12
year four	16	5	11
year five	16	6	10
after year five	141	88	53
	232	109	123

(b) Operating leases (not included in liabilities)

The minimum annual rentals payable on operating leases are as follows:

	At December 31, 2001	At December 31, 2000
Due in:		
one year	3	64
year two	3	59
year three	2	52
year four	2	45
year five	2	41
after year five	-	119
	12	380

Assets under operating leases include primarily network sites, office space, retail outlets and warehouse.

(c) Capital equipment and other expenditures commitments (not included in liabilities)

	At December 31, 2001	At December 31, 2000
Authorised and contracted	625	714
Authorised and not contracted	9	765
	634	1,479

(in million of PLN)

32. Dividend restriction

The Elektrim Group's statutory financial statements are prepared in accordance with Polish accounting regulations. Dividends may only be distributed from the net profit reported in the Polish annual statutory financial statements.

33. Supplementary cash flow information

Cash and cash equivalents consist of cash on hand, balances deposited with banks and short-term highly liquid investments.

	At December 31, 2001	At December 31, 2000
Balances deposited with banks:		
Current accounts	82	225
Restructuring agreement	201	101
Term deposits with original maturity of less then 90 days	688	44
Bills with original maturity of less then 90 days	-	-
Social fund cash	2	3
Other	14	-
Cash on hand	-	1
	987	374

At December 31, 2001 the Elektrim Group revalued cash on hand and balances deposited with banks denominated in foreign currencies. The net result of the revaluation was PLN 15 million of foreign exchange losses which were reported under interest and other financial expenses.

The social fund cash is restricted for the benefits of the employees as described in Note 27. Restructuring agreement cash is also restricted for the use of the Group.

34. Employment

Average employment in the Elektrim Group's during the year ended December 31, 2001 amounted to 16,069 people.

35. Financial risk management

Foreign exchange risk

The Group's operations are concentrated in Poland and thus foreign exchange risk is limited. The Group's foreign exchange risk exposure is mostly derived from borrowings. The Group's borrowings denominated in foreign currency are set out in Note 25. To mitigate foreign exchange risk the Group enters into derivative transactions, as described in Note 36.

Interest rate risk

The Group's exposure to interest rate risk mostly results from market interest fluctuations. The Group's borrowings are mostly bearing variable interest rates as presented in Note 25.

Credit risk

The Group's assets, which are subject to credit risk, consist mostly of cash and cash equivalents, short –term investments and receivables. Concentrations of credit risk relating to trade receivables are limited due to the large number of customers. To reduce credit risk

(in million of PLN)

the Group deposits cash and cash equivalents with several first rated banks. The maximum credit risk equals to PLN 1,678 million which represents trade and other receivables, short term – term investments and financial assets net of provision.

36. Derivative instruments

The changes in the fair value of of derivatives recognised by the Group is presented in the table below:

Type of derivative	Cross – currency swap	Forward contracts	Note options	CC swaps	Index swaps	Rental derivatives	Total
Balance at January 1, 2001 asset/(liability)	(61)	(23)	9	-	(18)	4	(89)
Introduction of new financial instruments	-	-	2	-	-	-	2
Changes in the fair value reported in the statement of operations	-	23	8	-	(1)	1	31
Changes in the fair value reported in the equity (hedging reserve)	-	-	-	(25)	-	-	(25)
Termination of contract	61	-	-	-	-	-	61
Decreases due to change Group composition	-	-	(19)	25	19	(5)	20
Balance at December 31, 2001 Asset/(liability)	-	-	-	-	-	-	-

a) Elektrim entered into a cross-currency swap transaction in order to mitigate part of the risk connected with foreign exchange rate and interest rate fluctuations in relation to the convertible bonds. According to the terms of the swap Elektrim receives 3.75% per annum based on the notional amount of EUR 220 million (half of the total nominal value of convertible bonds) and pays a floating (WIBOR-based) rate on the PLN equivalent as of the date of entering the swap. This transaction was treated as for trade purposes although Elektrim considered the swap as a hedging instrument reducing its risk exposure. As at December 31, 2000 the parent company recognised liability of PLN 61 million calculated as fair value of this instrument. On June 8, 2001 Elektrim utilised the right to exercise an option to terminate the swap. Terminating the transaction Elektrim made a final payment equalled to PLN 85 million to its counter-party.

b) In year 2000 and in the 2001 Elektrim's jointly controlled entity – PTC concluded a set of transactions (swaps, foreign currency forwards and non-delivery forwards) to hedge some of the foreign currency liabilities that are scheduled to realize in the following years. As presented in Note 3 due to reorganisation of Elektrim Group and sale shares in ET PTC is presented in ET Group.

(in million of PLN)

37. Convertible bonds

Elektrim Finance B.V. a wholly owned subsidiary of Elektrim issued EUR-denominated bonds convertible into shares at nominal value of PLN 1,795 million (EUR 440 million). Bonds interest was established at 3,75% annually and their buyout was to be carried out in 2004 at 120.65% of their nominal value as long as those bonds are not converted into Elektrim shares first. Equity part of convertible bonds was separated and presented as equity portion of convertible bonds. The liability part service costs are deducted on the basis of effective internal rate of interest return in the period. In line with the terms of the issue the bonds holders had right to redeem the bonds (put option) for 109.22% of their nominal value on December 15, 2001.

On December 17, 2001 bondholders decided to exercise their right to redeem bonds amounting to EUR 479 million. As presented in Note 42.b VI and VIII Elektrim has not repaid convertible bonds and started to negotiate postponing of repayment. Due to the on-talks with bonds holders about the bonds restructuring the valuation principles were not changed in the financial statement as at December 31, 2001. The put option liability service costs are depreciated on the basis of effective internal rate of return in the period. Due to bonds maturity, the liability part is presented in short-term liabilities as at December 31, 2001.

As at December 31, 2001 and December 31, 2000 the structure of not redeemed convertible bonds presented in the Group's balance sheet was as follows:

	At December 31, 2001	At December 31, 2000
Non-current liabilities	-	1,702
Current liabilities	1,698	-
Equity portion	155	155

Effective internal rate of return used in calculations for amortised cost for EUR convertible bonds is 13.33% from the date of bonds issuance till December 15, 2001 and after this date till the date of redemption 7.38%.

38. Discontinuing operations

The Management Board of Elektrim signed a sale share agreement of its subsidiary Elektrim Kable to Krakowska Fabryka Kable ("KFK") on May 12, 2001 as part of its non-key assets stripping strategy. In line with the deal terms the share price of Elektrim Kable was set as an equivalent of USD 100 million. Execution of the agreement was suspended according to the decision of the President of the Office for Competition and Consumer Protection, which had prohibited the concentration consisting in acquiring by KFK the shares of Elektrim Kable in the amount which would have caused exceeding of 50% of votes at the Elektrim Kable General Meeting. Due to the complaint against this decision and obtaining the consent on December 14, 2001, Elektrim finalized the agreement with KFK regarding the sale of 70.49% Elektrim Kable shares for USD 110 million. The sell-off of all Elektrim Kable shares owned by Elektrim S.A. was effected by means of two calls carried out in January and February 2002. As a result of this transaction the cable manufacturing activity is currently presented as discontinued.

(in million of PLN)

	At December 31, 2001	At December 31, 2000
Current assets	678	760
Long-term assets	479	456
Total assets	**1,157**	**1,216**
Current liabilities	391	494
Long-term liabilities	19	52
Deferred tax liability	29	30
Provision and charges	99	63
Total liabilities	**538**	**639**
Minority interests	206	207
Negative goodwill	8	8
Shareholder's equity	405	362
Total liabilities and shareholder's equity	**1,157**	**1,216**

The structure of Elektrim Kable profit and loss account for the year ended December 31, 2001 and December 31, 2000 was as follows:

	Year ended December 31, 2001	2000
Net sales	1,424	1,629
Cost of sales	(1,119)	(1,352)
Gross margin	305	277
Operating expenses	(216)	(406)
Operating profit/(loss)	89	(129)
Interest and other financial income	38	35
Profit from associates	-	-
Interest and other financial expenses	(77)	(85)
Loss before tax	50	(179)
Tax charge for the period	(5)	(2)
Minority interests	1	19
Net loss for the period	**46**	**(162)**

Geographical structure of Elektrim Kable sales for the year ended December 31, 2001 and December 31, 2000 was as follows

	Year ended December 31,	
	2001	2000
Export sales	678	730
Domestic sales	746	899
	1,424	1,629

Tax reflected in the profit and loss account consists of the following:

	Year ended December 31,	
	2001	2000
Current tax	6	9
Deferred tax	(1)	(7)
Tax charge for the period	5	2

	Year ended December 31,	
	2001	2000
Operating activities	136	32
Financing activities	(41)	(28)
Investing activities	(133)	40

In the year ended December 31, 2000 on the sale of Elektrim – Kable was recognised impairment of fixed assets in the amount of PLN million 86. This impairment increased other operating expenses. In the year ended December 31, 2001 PLN 50 million of recognised impairment was reversed according to increase of Kable selling price. Reversed impairment increased other operating income. Presented balance sheet and profit and loss account include effects of recognised and reversed impairment.

(in million of PLN)

As previously mentioned, in accordance with the new strategy Elektrim stopped its operations in internet service sector in 2001. Operations which were stopped were presented as other segment and all sales were realised in Poland. The impact of subsidiaries representing the internet sector on the balance sheet as of December 31, 2000 and on the income statements for the years ended December 31, 2001 and December 31, 2000 as well as cash flows is presented below:

	December 31, 2000
Current assets	6
Long-term assets	27
Total assets	**33**
Current liabilities	52
Long-term liabilities	-
Deferred tax liability	-
Provision and charges	1
Total liabilities	**53**
Shareholder's equity	(20)
Total liabilities and shareholder's equity	**33**

	Year ended December 31, 2001	Year ended December 31, 2000
Net sales	14	11
Cost of sales	(32)	(16)
Gross loss	(18)	(5)
Operating expenses	(80)	(4)
Operating loss	(98)	(9)
Interest and other financial income	2	1
Interest and other financial expenses	(16)	(4)
Loss before tax	(112)	(12)
Tax charge for the period	-	-
Net loss for the period	**(112)**	**(12)**

	Year ended December 31, 2001	Year ended December 31, 2000
Operating activities	(41)	(10)
Financing activities	52	14
Investing activities	(15)	(2)

(in million of PLN)

39. Basic and diluted loss per share

	Year ended December 31, 2001	2000
Basic		
Weighted average number of share	83,770,297	81,255,299
Effect of dilutive convertible bonds	28,047,360	31,110,276
Diluted	111,817,657	112,365,575
Net loss for the period for calculation basic earnings per share	(366)	(1,190)
Adjusted by:		
Profit in the period regarding convertible bonds	71	121
Net loss used for calculation of diluted earnings per share	(295)	(1,069)

According to IAS 33 basic earnings per share is calculated using weighted average number of shares outstanding during the period. Diluted earnings per share is calculated as using the weighted average number of shares outstanding during the period plus the dilutive effect of convertible bonds.

Diluted earnings per share equalled as at December 31, 2001 basic earnings per share as potential ordinary shares from bond conversion were treated as anti-dilutive as they decreased net loss for share from continuing operations.

40. Joint controlled entity

As presented in Note 3 the Company controlled until September 4, 2001 51% of ET and 50% of Carcom which both owned 51% of PTC shares. 49% of ET and 50% of Carcom was owned by Vivendi. The investment in PTC was recognised as joint venture. The Group consolidated 51% of PTC's nominal statements using the proportionate method until transfer of first tranche rights to Vivendi of ET. After that date PTC is presented within ET Group – Elektrim associate company.

The structure of 51% PTC's assets, liabilities and shareholders equity as at December 31, 2000 was as follows:

	At December 31, 2000
Current assets	465
Non-current assets	3,125
Total assets	**3,590**
Current liabilities	1,118
Non-current liabilities	2,090
Deferred tax liability	31
Provision for liabilities and charges	1
Total liabilities	**3,240**
Shareholder's equity	350
Total liabilities and shareholder' equity	**3,590**

(in million of PLN)

The structure of 51% PTC profit and loss account for the eight and twelve month' ended August 31, 2001 and December 31, 2000 was as follows:

	Period ended	
	August 31, 2001	December 31, 2000
Net sales	1,439	1,879
Cost of sales	(858)	(1,166)
Gross margin	581	713
Operating expenses	(263)	(391)
Operating profit	318	322
Interest and other financial income	23	116
Interest and other financial expenses	(224)	(365)
Profit/(loss) before tax	117	73
Tax for the period	(8)	(17)
Net profit for the period	**109**	**56**

The structure of 51% PTC cash flows for the eight and twelve month' periods ended August 31, 2001 and December 31, 2000 was as follows:

	Period ended	
	August 31, 2001	December 31, 2000
Operating activities	276	91
Investing activities	(623)	(345)
Financing activities	(58)	(249)

The Group contingent liability regarding investment in PTC is presented in Note 42 b I.

41. Supplementary Information to IFRS Financial Statements

A reconciliation of the Company's consolidated net loss under PAS and IFRS is summarised as follow:

	Year ended December 31,	
	2001	2000
Net loss under PAS	(488)	(1,078)
Adjustment for convertible bonds valuation	(41)	(130)
Adjustment for hyperinflationary effects	(5)	(5)
Adjustment for capitalisation of borrowing costs	(1)	6
Adjustment for discount of long-term assets and liabilities	31	(26)
Adjustment for fair value of derivative instruments	55	(18)
Adjustment for licenses discount	6	(8)
Adjustment for foreign exchange gain	-	22
Adjustment for investment properties	10	-
Other, net	43	(10)
Deferred tax on the above	24	57
Net loss under IFRS	(366)	(1,190)

(in million of PLN)

A reconciliation of the Company's shareholders' equity under PAS and IFRS is summarised as follow:

	Shareholders' equity at	
	December 31, 2001	December 31, 2000
Shareholders' equity under PAS	530	1,172
Adjustment for convertible bonds	48	89
Adjustments for hyperinflationary effects	22	27
Adjustment for capitalisation of borrowings cost	15	16
Adjustment for restructuring agreement	-	(122)
Adjustment for discount of long term assets and liabilities	(18)	(49)
Adjustment for fair value of derivative instruments	-	(55)
Adjustment for licenses	-	(16)
Adjustment for foreign exchange gain	5	34
Adjustment for investment properties	54	-
Other, net	31	(27)
Deferred tax on the above	36	12
Shareholders' equity under IFRS	723	1,081

a) Convertible bonds

According to IFRS convertible bonds must be presented separately for each component they include, i.e. the equity part and the liability part. Liability is calculated as the present value of future payments (instalments and interest) using the market discount rate applied for similar financial instruments that do not contain the equity component. The equity component is determined as the difference between the nominal price and the liability component. Polish standards do not provide for separating the equity component.

b) Hyperinflationary effects

For the period ended December 31, 1996 Polish Economy was considered as hyperinflationary. These financial statements are adjusted for the effects of inflation. In accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" financial statements are restated to show amounts expressed in terms of constant purchasing power of the Polish Zloty as at December 31, 1996. According to Polish Accounting Standards amounts are stated using historical cost convention except for the fixed assets revalued in accordance with relevant ordinances issued by the Minister of Finance.

c) Capitalisation of borrowings costs

In accordance with PAS, borrowing costs are written off to the profit and loss statement as incurred net of the amount capitalised related to borrowings for specific capital projects. Borrowing costs incurred on general borrowings for specific capital projects. Borrowing costs are capitalised as a part of the costs of the relevant fixed assets up to the date of commissioning and written off to the income statement over the period in which the assets depreciates.

In these consolidated financial statements borrowing costs are subject to capitalisation in accordance with allowed alternative treatment of IAS 23 "Borrowing costs". Borrowing costs that are directly attributable to the acquisition construction or production of a qualifying assets are capitalised as part of these assets. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying assets, the amount of borrowing costs eligible for capitalisation are determined by applying an average capitalisation rate to the expenditures on those assets. The amounts reported herein are net of depreciation charges related to the interest capitalised in the current and earlier period.

d) Restructuring agreement

In these consolidated financial statements amount of the restructuring agreement is excluded from shareholder's equity and presented separately. In PAS financial statements as at December 31, 2000 restructuring agreement was included as a part of shareholder's equity. As at December 31, 2001 amount shown in shareholder's equity based on decision of Shareholder's Meeting was excluded from and presented separately. There is no difference between financial statements prepared according to PAS and IFRS as at December 31, 2001.

e) Liabilities

In accordance with PAS liabilities are shown at the amount due. In these consolidated financial statement liabilities are stated at their amortised cost. As a result, when no market price is available fair value is estimated on the basis of all discounted future payments.

f) Fair value of derivative instruments

Derivative instruments are stated in these consolidated financial statements at fair value. In financial statements prepared in accordance with PAS derivative instruments are not valued.

g) Intangible fixed assets

In accordance with the Polish Accounting Standards, concessions and licenses are included into prepayments and deferred costs, while IFRS require these to be shown as intangible assets. Pursuant to the Polish standards the initial cost of a license should be recorded at the nominal value of the liability incurred in respect of this license. In accordance with IFRS, if a payment for intangible assets is deferred in time, such intangible assets should be recorded at their discounted value. A difference between the discounted amount and the total liability is charged to the profit and loss account as financial expense.

h) Foreign exchange gains

In accordance with PAS unrealised foreign exchange gains arising from valuation of assets (except cash and cash equivalents) and balance - sheet liabilities as at the balance sheet date are deferred until realised in the statutory financial statements. In these consolidated financial statements these gains are accounted for as income.

i) Investment property

According to Polish Accounting Standards investment property are stated using historical cost convention except for the fixed assets revalued in accordance with relevant ordinances issued by the Minister of Finance. In accordance with IFRS investment property are stated based on the fair value model.

j) Deferred tax

As a consequence of above adjustments to the consolidated financial statements prepared in accordance with the Polish Accounting Standards, the balance of deferred taxes is changed.

(in million of PLN)

42. Contingencies and risks

a. Guarantees and warranties

The Elektrim Group grants guarantees and warranties to non consolidated subsidiaries and associates. The amounts of such guaranties and warranties were PLN 346 million and PLN 402 million as at December 31, 2000 and December 31, 2001, respectively.

b. Litigations

I. Claim of DeTeMobil

State of fact

On October 22, 1999 De Te Mobil Deutsche Telekom MobilNet GmbH in Bonn ("DT Mobil") submitted a statement of claim to the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna. The statement of claim is related to the business of Elektrim S.A. as shareholder of Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"). The plaintiff questions effectiveness of Elektrim S.A. acquiring 14,728 shares in PTC on August 26, 1999. The total value of the object of dispute has been specified at USD 135,457 thousand, in that value of PTC shares USD 135,457 thousand, and damage incurred by the plaintiff was assessed at USD 1,000 thousand. A detailed description of the litigation has been given in the semi-annual report.

Notwithstanding the above, it should be stated that in accordance with the agreement executed with Vivendi, Vivendi undertook to cover the first USD 100 million losses if such occur in relation to the DT Mobil statement of claim. The parties are already after the first substantive hearing in the case, and collection of evidence is presently in progress.

On March 1, 2002 a hearing took place at which positions of the parties in respect to legal issues to be resolved by the Arbitration Tribunal were presented. On March 22, 2002 and May 10, 2002 witnesses named by the Company were interrogated. The parties will exchange additional process correspondence after receipt of official reports of the interrogation.

II. Second statement of claim by DT Mobil

On December 7, 2000 DeTeMobil Deutsche Telekom Mobilnet GmbH submitted an arbitration statement of claim against Elektrim and its subsidiary, Elektrim Telekomunikacja Sp. z o.o. in Warsaw, The statement of claim was submitted to the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna. A detailed description of the litigation has been given in the semi-annual report.

On January 23, 2002 the Company received a letter from DeTeMobil, in which DeTeMobil demanded the Company to confirm that in reference to the opening of composition, an event of “material default” in the understanding of the PTC Shareholders Agreement of December 21, 1995 has taken place. Submission of such a statement by the Company or recognition by the Arbitration Court that such material default has taken place, would entitle DeTeMobil to exercise the Call Option, i.e. entitle it to purchase all shares of PTC held by the Company at the option price set forth in the Shareholders Agreement. In response to the letter, Management Board of the Company did not confirm that the Company is in a state of material default and noted that the PTC Shareholders Agreement does not provide for a procedure of confirming the event of material default.

On February 5, 2002, DT Mobil filed a petition for extending the statement of claim in arbitration proceedings and requested that the Arbitration Tribunal issue a partial award that, in connection with the pending settlement proceedings, the Company's "economic situation has deteriorated", within the meaning of Article 19 of the Shareholders' Agreement of PTC, and thus the Company has breached the PTC Shareholders'

(in million of PLN)

Agreement. In response to the said letter, the Arbitration tribunal has issued a Procedural order, in which it obligated the respondents in the proceedings, including the Company, to respond to the motion of DeTeMobil for extension of the statement of claim, by not later than March 11, 2002. The Company has submitted such a response and also received a reply from DeTeMobil; a hearing took place before the Arbitration Tribunal on May 14, 2002 to determine a separate time schedule for determining whether in association with the composition proceedings the Company has undergone economic impairment. DeTeMobil reserved itself the possibility of accelerating the hearing in this matter, to be held on July 24, 2002.

On March 2, 2002 a hearing took place, at which positions of the parties in respect to the substantive issues of the dispute were presented. On May 14, 2002 the Arbitration tribunal also agreed the time schedule of evidence taking at the date of the substantive hearing in the case, to take place on February 17-21, 2003.

III. Statement of claim by Vienna CommerzHandel

A copy of the statement of claim received from owner of Vienna CommerzHandel ("VC") dated July 5, 1999 allows to conclude that the said company has filed the statement of claim to the Commercial Court in Vienna for payment of a compensation equal to USD 1,842 thousand with interest at 6.5% from April 28, 1999 in relation to the termination by the Company of the "Cooperation Agreement" in its current version of November 26, 1996.

The Austrian advocate confirmed filing of the statement of claim, but no official document was formally submitted so far to the Company, so not process deadlines are presently applicable.

Maximum liability of the Company on the title thereof is USD 2.2 million. The case being heard by the arbitration court has not been decided by the date of these statements. Management Board of Elektrim S.A. is of the opinion that the statement of claim will be rejected.

IV. Penalties for not performing terms of the agreement on purchase of shares of the Zespół Elektrowni Pątnów-Adamów-Konin S.A. power plants group

The following penalties shall be due and payable if Elektrim S.A. defaults under its investment obligations set forth in the contract for purchase of shares of Zespół Elektrowni Pątnów -Adamów -Konin S.A.:

- 100% difference between the power rating (applicable to reconstruction of the 460 MW gross power units in Pątnów II) as contracted and factually installed power rating within the applicable period of 72 months from the contract date (the value of 1 MW was determined to be PLN 2,450 thousand),
- 25% difference between the power rating (recovery, upgrading and maintaining of power rating in other power plants giving together with Pątnów II a gross total of 2212 MW) as contracted and factually installed power rating within the applicable period of 10 years from the contract date,
- To the State Treasury - 100% of the product of average wages in the enterprise sector published by GUS and the number of months during which violation thereof prevailed (4,204.75 full time job places for 24 months from the date of acquiring the shares),
- To the employees (4,204.75 full time job places for 8 -10 years) - compensation equal to 24 monthly wages in first 5 years of the guaranteed term and 12 monthly wages for the next 5 year guarantee term,
- 100% price of unit share price for each share disposed of in violation of the "no disposal" commitment,
- 100% of net assets value for violating the obligation of not interrupting statutory business, not liquidating, not terminating, not selling the assets of PAK or any portion thereof and not undertaking transactions comprising total disposing of the PAK enterprise or its property assets,
- 100% difference between the amount obtained from sale of PAK fixed assets and the amount factually reinvested, pursuant to the obligation of reinvesting amounts

(in million of PLN)

obtained from sale of PAK fixed assets back into such assets,

- 100% of the amount by which share capital was decreased in violation of the obligation not to decrease thereof.

Moreover, the Company is obligated to organize financing investments in the amount of PLN 1,989 million by March 2005 (72 months from March 1999). This amount also includes obligations of Elektrim on title of purchasing PAK S.A. employee shares. In performance of its investment obligations undertaken in course of the privatization process, Elektrim commenced modernization works at PAK. These comprise the construction of a 460 MW power unit for Pątnów II Power Plant, a 100% owned subsidiary of Zespół Elektrowni Pątnów-Adamów-Konin S.A. To implement this project, on August 6, 2001 PAK executed a credit agreement for USD 392 milllion with repayment period of 14 years, what was to supplement the contribution in kind by PAK to Pątnów II Power Plant at USD 118 million. Guarantees issued by Elektrim Capital Group companies were one of the collaterals for this credit. On May 22, 2002 Pątnów II Power Plant received a letter canceling above mentioned credit agreement from the Bank Syndicate organizing the syndicated loan to finance the Pątnów II Power Plant project. At the same time, the Bank Syndicate in a separate letter offered further cooperation in restructuring the credit required for implementation of the project.

No drawdown were made under the said credit agreement by the date of canceling the agreement, and construction of Pątnów II Power Plant is taking place using own funds of PAK S.A. Cancellation of the credit agreement has been caused by the lengthy composition proceedings of Elektrim S.A. Management Board of Elektrim S.A. is convinced that once an agreement is executed with the creditors, the Elektrim S.A. Capital Group will be capable of organizing further financing of the Pątnów II Power Plant project.

V. Claim of the State Treasury

A litigation is pending in the Regional Court in Warsaw brought to court by the State Treasury for payment of PLN 1,500 thousand, on title of non-performance by the Company of its obligations on title of selling the shares of Mostostal Warszawa S.A. executed on September 2, 1991. A hearing was held on December 12, 2001, with final statements of the parties. The chairing judge closed the proceedings and set date of pronouncing the verdict on December 28, 2001. However, the case of reopened prior to that date. The verdict was announced on March 28, 2002. Court adjudged payment by the defendant of PLN 1 million to the State treasury with interest accrued from the date of submitting the statement of claim and PLN 6 thousand as costs of substitution in court. The verdict is not legally binding. Both parties informed of their intentions to file appeals.

VI. Convertible bonds

On January 14, 2002 the Management Board of Elektrim S.A. received a copy of a statement of claim submitted on January 11, 2002 by Law Debenture Trust Corporation p.l.c. (trustee in issue of convertible bonds) against Elektrim S.A. and Elektrim Finance B.V. in the UK High Court of Justice, Queen's Bench Division, Commercial Court, Royal Courts of Justice. The plaintiff demands payment of EUR 479,332,721.80 EUR (on title of convertible bonds issue), GBP 53,171.68 GBP (on title of costs incurred by the Trustee under the trust Agreement) and GBP 1,100 (as reimbursement of court costs and legal services).

On May 10, 2002 Elektrim executed a preliminary agreement with holders of convertible bonds issued by Elektrim Finance B.V. holding in total about 50% of the overall nominal value of the bonds. Details of the agreement have been presented in Note 42.b.IX

(in million of PLN)

VII. Claim of CII Group

On June 12, 2001 the Management Board of Elektrim S.A. received an arbitration summons of CII Group Polska Sp. z o.o. and Thomas Kolaja in Warsaw on title of outstanding fee for services rendered by Mr. Thomas Kolaja and CII Group Sp. z o.o., value of the object of dispute is PLN 5 million and USD 1 million. The parties have appointed a conciliation court to resolve the dispute.

First session of the conciliation court took place on April 12, 2002, where the parties presented their positions and additional deadlines were set for the parties and court to take position in respect to the presented documentation and process correspondence.

VIII. Composition with creditors

On December 27, 2001 the Management Board of Elektrim S.A. ("Company") submitted to the District Court for the Metropolitan City of Warsaw, Department XVII of Bankruptcy and Composition, an application for initiation of composition proceedings, with motion to stop enforcement.

On January 16, 2002 the District Court for the Metropolitan City of Warsaw, Department XVII of Corporate Law - Bankruptcies and Compositions issued a decision rejecting the application for proclaiming bankruptcy and opening composition proceedings of Elektrim S.A.

By order of March 5, 2002, Commissary Judge set the date of the meeting of Elektrim S.A. creditors for April 23, 2002.

On April 23, 2002 creditors of the Company received a new composition proposal. The Management Board proposed that all creditors, except for the convertible bonds holders would receive full repayment of their receivables, and the convertible bonds holders would be satisfied in an amount of EUR 200 million by July 30, 2002, with the remainder to be paid by June 15, 2005.

Voting held after having acquainted with new proposal of the Management Board and discussion resulted in convertible bonds holders for over 80% of the overall amount outstanding being against acceptance of new composition proposals.

Therefore, the Court decided to abandon composition due to lack of majority required in favor of the composition.

Management Board of the Company submitted a complaint to the decision, as provided for in the applicable regulations.
On May 10, 2002, the Management Board of Elektrim S.A. executed a preliminary agreement with holders of convertible bonds issued by Elektrim Finance B.V. for EUR 440 million with repurchase deadline in 2004. Bondholders were represented by a committee appointed by bondholders holding in total about 50% of the overall nominal value of the bonds. The agreement refers to comprehensive restructuring of the convertible bonds.

Elektrim has been negotiating with bondholders for several months already. In result, a non-binding agreement was reached, assuming issue of new bonds ("Restructuring Bonds") to replace the 1999 bond issue, on the following terms and conditions:

- Payment of EUR 200 million to be made by June 15, 2002. The amount will be applied to repayment of interest due and repurchase of a portion of the Restructuring Bonds. Once first repayment is made, Restructuring Bonds with nominal value of EUR 274.1 million will remain.
- Further repayment schedule would depend on Elektrim procuring financial resources, but it is assumed that the funds will be derived from sale of certain assets of Elektrim S.A. and loans. The agreement provides that next repayment installment of EUR 100 million would be on December 15, 2002. Thereafter, the

(in million of PLN)

outstanding Restructuring Bonds will be worth EUR 189 million. If financing is arranged, Elektrim will be entitled to repurchase the bonds earlier at any time on prior 30 days notification.

- Interest coupon due for payment on June 15, 2002 would accrue interest at 7% per annum. The interest coupon applicable to bonds outstanding after that date would accrue interest at 3.75% per annum, payable in semi-annual periods.
- Price of bonds to be repurchased on June 15, 2002 would be 111.3 %, in line with the current terms and conditions applicable to repurchase of convertible bonds for such day. Thereafter, the repurchase price will increase as capitalized rate of 11.25% per annum (accretion), constituting an increase as compared with the previously applicable rate of 4%.
- Bonds would be secured on shares held by Elektrim S.A. in Elektrim Telekomunikacja Sp. z o.o. and on other assets of Elektrim S.A. on pari passu basis and pro rata to the loans to loans arranged by Elektrim for repayment of Restructuring Bonds and for current business and performance of obligations, particularly those in respect to the PAK project. Collateral would be released pro rata to repayment of bonds and loans.
- Final repurchase date of the bonds would be extended until July 2005 (previous repurchase deadline in June 2004).
- The agreement would not provide for conversion of Restructuring Bonds into shares of Elektrim S.A.
- Expected is financing of the first installment out of funds presently held by the Company and from a syndicated loan from BRE Bank S.A. for EUR 100 million. If funds derived from sale of assets would not be sufficient, assumed is financing of compulsory repurchase in December 2002 in the amount of EUR 100 million through additional credit lines.

The agreement assumes that Elektrim would obtain senior debt from BRE Bank S.A. allowing it to meet the repayment schedule. The credit would be secured pro rata on assets of Elektrim, same as collateral for Restructured Bonds.

In execution of the agreement Elektrim S.A. provided that its enforcement is dependent on obtaining a binding credit offering from BRE Bank S.A. In particular, it is necessary to meet the pari passu requirement of collateral in respect to the credit from BRE Bank and Restructuring Bonds. In assessment of the Management Board, availability of funds from BRE Bank depends on decision of the Arbitration Court in Vienna in the Deutsche Telecom litigation case, where Deutsche Telecom is claiming that Elektrim is unable to fulfill its financial liabilities (economic impairment).

The agreement is subject to English law and is enacted upon final approval by the parties of the prepared documents and provided that it is formally approved by the meeting of bondholders.

The parties are actively working on agreeing the legal documentation as well as the details and schedules of further actions.

On May 12, 2002 Elektrim S.A. executed an agreement with Eastbridge NV and BRE Bank SA, by which the Eastbridge NV and BRE Bank SA consortium received exclusive rights to negotiate taking over from Elektrim S.A. of its 49% holding in Elektrim Telekomunikacja Sp. z o.o. and 49% holding in Carcom Warszawa sp. z o.o., as well as one share in Polska Telefonia Cyfrowa sp. z o.o.

The exclusive rights agreement has been executed for a period until July 15, 2002. A contractual penalty of EUR 4 million will be imposed upon breaching of the exclusive rights clause in the said period.

Execution of the agreement requires agreeing of all details of the transaction allowing Elektrim S.A. to restore liquidity based on its telecommunication assets, necessary to

(in million of PLN)

perform obligations to creditors set forth in the preliminary agreement executed on May 10, 2002.

IX. BRE Bank S.A. and PeKaO S.A.

On April 25, 2002 Elektrim submitted a statement of claim to the Regional Court, Department 20 of Corporate Law, against BRE Bank S.A. in Warsaw for payment of PLN 62,707 thousand with interest accrued until the date of payment, and statement of claim against PeKaO S.A. in Warsaw for payment of PLN 35,075 thousand with interest accrued until the date of payment.

The said amounts result from a set-off performed on March 27, 2002 by BRE Bank S.A. and PeKaO S.A. of Elektrim S.A. liability as a guarantor of RST El-Net S.A. on title of a syndicated investment loan of January 4, 1999.

In opinion of the Management Board of Elektrim S.A., the said set-offs have been performed in violation of the legal norm set forth in Art. 39.1 Ordinance of the President of the Republic of Poland of October 24, 1934 - Composition Proceedings Law, which restricts performing set-offs of receivables in course of a composition proceedings, so such set-off should be considered ineffective in respect to Elektrim S.A.

Statements of claim have been submitted in result of the banks not satisfying request of Elektrim S.A. dated April 2, 2002 to repay amounts deducted from Elektrim S.A. account.

c. Tax regulations in Poland

Poland currently has a number of laws related to value-added tax, corporate income tax and payroll (social) taxes, together with others, which have not been in force for significant periods. Implementing regulations are often unclear or inconsistent. Often, differing opinions regarding legal interpretations exist both among and within government ministers and organisations, creating uncertainties and areas of conflict. Tax settlements, together with other legal compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Poland that are substantially higher than those typically found in countries with more developed systems.

There are no formal procedures in Poland to agree the final level of tax charge for the period. Tax settlements may be a subject of review during the subsequent 5 years. There is a risk that the authorities may have a different opinion from that presented by the entities constituting the Elektrim Group as to the interpretation of the law which could have significant effect on Group's stated tax liabilities.

(in million of PLN)

43. Post balance sheet events

I. Repurchase of Pekao S.A. Commercial Papers

Pursuant to a payment order issued by the Regional Court in Poznań on January 3, 2002, Elektrim S.A. has been obligated to pay to Zespół Elektrowni Pątnów-Adamów-Konin S.A. in Konin of PLN 338,911 thousand plus interest at statutory rates from the period from December 29, 2001 until date of payment, plus PLN 40 thousand as litigation costs.

This amount results from obligation of Elektrim S.A. to repurchase bills issued by Elektrim to secure Commercial Paper of Pekao S.A. with face value equal to the above amount. On January 7, 2002 Elektrim performed order of the court.

II. Extraordinary General Meeting of Shareholders of Elektrim S.A.

On January 9, 2002 Management Board of the Company received a motion from a group of the Company's shareholders representing in total more than 20% of Elektrim S.A. share capital in which those Shareholders, referring to Art. 385§3 and Art. 400§1 of the Commercial companies Code demanded convening of an extraordinary General Meeting of Shareholders.

At the Extraordinary General Meeting of Shareholders of Elektrim S.A. held on 10th and 12th April 2001, resolutions were adopted on specifying the number of Supervisory Board members, appointing members of the Company's Supervisory Board, appointing Chairman of the Supervisory Board, Deputy Chairman of the Supervisory Board, and determining the remuneration principles of Supervisory Board members.

III. Changes in the Management Board

At the meeting of February 5, 2002, the Supervisory Board removed Mr. Jacek Walczykowski from the Management Board of Elektrim and the position of Vice-President and Deputy CEO. At the same time, the Supervisory Board released Mr. Waldemar Siwak, Chairman of the Supervisory Board, from the temporary performance of the President's duties. In the course of this meeting, two members of the Supervisory Board, i.e. Mr. Dariusz Jacek Krawiec and Mr. Jan Stanisław Rynkiewicz submitted their resignations from the Supervisory Board. Then the Supervisory Board appointed Mr. Dariusz Jacek Krawiec as President of the Management Board and Mr. Jan Rynkiewicz as Vice-President of the Management Board.

On April 10, 2001, the Extraordinary General Meeting of Shareholders of Elektrim, by voting in groups, elected a new Supervisory Board composed of Dawood Syed, Chairman, Hubert Janiszewski, Vice-Chairman, and Members: Jacques Attali, Dominique Gibert, Zbigniew Jakubas, Ryszard Opara, Michel Picot, Maciej Raczkiewicz.

On April 19, 2002, the Supervisory Board dismissed Mr. Dariusz Jacek Krawiec from the position of President of the Management Board and, in his place, appointed Mr. Maciej Radziwiłł. The Supervisory Board also appointed Mr. Robert Butzke as Vice-President of the Management Board.

(in million of PLN)

IV. Set-off of due and payable receivable of BRE Bank S.A. against Elektrim S.A.

On March 27, 2002 BRE Bank SA debited the account of Elektrim S.A. with PLN 51,976 thousand on title of repaying the guarantee of a syndicated investment loan of RST El-Net S.A. Moreover, Polska Kasa Opieki S.A., a participant in the Syndicate, sent Elektrim S.A, its statement of setting off its due and payable receivable against Elektrim S.A. on title thereof in the amount of PLN 35,075 thousand. On April 2, 2002 Elektrim S.A. received a letter from BRE Bank S.A. on setting off the due and payable receivable of BRE Bank S.A. with balance on the account of Elektrim S.A. in the amount of PLN 10,730 thousand, comprising the principal, interest accrued at statutory rates for 7 days, and contractual interest.

BRE Bank S.A. being the Bank Syndicate Agent declared that remaining obligations of Elektrim S.A. on title of the guarantee have been fulfilled in their entirety, i.e. up to the total amount of principal PLN 93,210 thousand with all interest, costs due to banks on the said loan principal.

The referred to above receivables on title of guaranteeing the loan to RST El-Net S.A. are included into the list of receivables subject to composition proceedings of Elektrim S.A. and, therefore, Elektrim S.A. submitted to the Regional Court in Warsaw, department 20 of Corporate Law a statement of claim against BRE Bank S.A. and Bank Polska Kasa Opieki S.A. in Warsaw for repayment of the said amounts with interest.

V. Preliminary agreement on sale of shares of the Zespół Elektrowni Pątnów-Adamów-Konin S.A.

Pursuant to the preliminary agreement executed on February 28, 2002 with Elektrim Volt S.A., the parties undertook to execute the promised purchase and sale agreement by which Elektrim Volt S.A. shall sell to Elektrim S.A., shares to be purchased by Elektrim Volt S.A. from employees of the Zespół Elektrowni Pątnów-Adamów-Konin S.A. under the call option for the total amount not to exceed PLN 12,000 thousand. The call options shall be issued to Elektrim Volt S.A. by the individual employees based on the promise of sale of shares agreements executed by them with Elektrim Volt S.A.

VI. Contract of Elektrim-Megadex

On March 12, 2002 Elektrim - Megadex S.A., subsidiary of Elektrim S.A., being a consortium manager in a consortium with Fortum Engineering Ltd. Finland executed a contract for a turn key construction of a gas/steam power unit 190 MWe and 95 MWt at the "Zielona Góra" Heat and Power Plant, valued at EUR 87,148 thousand, with a 3-year services agreement valued at USD 11,363 thousand.

Implementation comprising design, delivery of units and equipment plus start-up will be concluded with commissioning into operation planned for July 2002.

VII. Issue of guarantee

Elektrim S.A. issued a guarantee to the benefit of Elektrim Megadex S.A. for performance of the contract with Elektrociepłownia Zielona Góra S.A. valued at EUR 87,148 thousand and agreed to assume liability for fulfillment of all obligations under the contract, particularly to pay to Elektrociepłownia Zielona Góra S.A. compensation for damages sustained by it in result of non-performance or improper performance of the contract. The maximum liability of Elektrim S.A., under the guarantee cannot exceed EUR 52,364 thousand.

(in million of PLN)

Liability of Elektrim S.A. shall be conditional upon concluding fault of the contractor by the Arbitration Court appointed as provided for in the contract plus refusal of Elektrim-Megadex S.A. to pay compensation provided for in such award, upon receipt from Elektrociepłownia Zielona Góra S.A. of the appropriate demand for payment. Elektrim S.A. is liable for Elektrim-Megadex S.A. in case of its insolvency or non-performance of obligations provided for in the contract.

At the same time, Elektrim S.A. issued a counter-guarantee to the said contract to the benefit of Fortum Power and Heat Oy i.e. the parent company of Fortum Engineering Ltd up to EUR 17,580 thousand, in reference to the extension by Fortum Power and Heat Oy of a guarantee to the benefit of Elektrociepłownia Zielona Góra S.A. for EUR 34,784 thousand.

The total amount of guarantees issued by Elektrim S.A. under the said contract is EUR 69,882 thousand.

VIII. Conditional purchase/sale agreement for shares of DM Penetrator S.A.

On February 28, 2002 a conditional agreement for sale of the shares of Dom Maklerski Penetrator S.A. in Kraków (subsidiary of Elektrim S.A.) was executed, by which Elektrim S.A. undertook to sell to DM Penetrator S.A. all shares of DM Penetrator S.A. held by Elektrim S.A. The agreement is conditional and transfer of shares will take place when all conditions precedent are fulfilled.

IX. Increase of share capital of El-Dystrybucja Sp. z o.o.

The Management Board of Elektrim S.A. received on March 26, 2002 minutes of the General Meeting of Shareholders of El-Dystrybucja Sp. z o.o., on which share capital of that company was increased from PLN 4 thousand to PLN 1 million, i.e. by PLN 996 thousand. Elektrim S.A. will subscribe for 8 newly issued shares having par value of PLN 500, each, in El-Dystrybucja Sp. z o.o., for a total amount of PLN 4 thousand. In result the total holding of Elektrim S.A. and its subsidiaries, i.e. Elektrim-Volt S.A. and ZE PAK S.A., will decrease from 25% to 1%.

If the increased capital is not subscribed for and paid up by any of the shareholders within the prescribed time, increase share capital will be subscribed for by the remaining Shareholders pro rata to their holding in the share capital prior to the capital increase.

44. Other

The financial statements were authorised for issue by the Management Board on May 27, 2002.

President of the Management Board

....
Maciej Radziwiłł

Vice - President of the Management Board

....
Jan Rynkiewicz

Vice - President of the Management Board

....
Robert Butzke

Finance Director

....
Przemysław Aussenberg

Warsaw, May 27, 2002